

Vans INC

2002 ANNUAL REPORT

Prior to 1995, Vans was recognized principally as a Southern California vulcanized shoe manufacturer. Today, Vans is a leader in the footwear market having become synonymous with Core Sports,™ music, and entertainment. Through the VANS Triple Crown™ Series, the VANS Warped Tour,® and our VANS skateparks, our award winning documentary *Dogtown and Z-Boys*, our record label and the VANS High Cascade Snowboard Camp,® we continue to build brand awareness in unique ways and place Vans in front of our core consumers in a variety of relevant media outlets.

Our goal now is to better align our product, marketing and distribution strategies thereby improving our operating efficiencies and better positioning the company for the future. The recent appointment of Steve Murray to the newly-created position of Chief Marketing Officer represents an important step toward achieving our desired results.

Great product will be a driving force as we seek to regain our momentum in growth and profitability. Additionally, we have spent the better half of the past year looking at every aspect of our business cutting over $10 million of operating expenses.

On the retail front, we hired two industry veterans to help us better address our comp trends and improve traffic at our skateparks. The team has been focused on improving visual execution and merchandising strategies, increasing the frequency of product introductions and increasing inventory turnover rates, all of which contributed to some improving trends this most recent back-to-school.

Our skateparks have been a hugely impactful piece in re-establishing Vans as the authentic leader and innovator in skateboarding and for the first three years were also quite profitable. Beyond the events of last September, increased competition has impacted our sessions and this continues to be a challenging segment of our business. Through a series of new initiatives including more flexible pricing, additional clinics, athlete appearances, increased sponsorships and operating cost reductions, we are working diligently as we seek to rejuvenate this business and improve the parks' financial performance.

Clearly, fiscal 2002 was not what we had envisioned. As we look ahead, our management team is focused on the tasks at hand and we are optimistic about our prospects for the future. Vans' brand equity remains strong and Core Sports and the associated lifestyle continue to be a powerful trend among today's youth. We have successfully established a leadership position for the VANS brand on a worldwide basis and are committed to coming through the challenges of this past year as an even better company. I would like to thank each employee at Vans for their ongoing dedication, passion and commitment to winning as a team and to our customers and stockholders for their loyalty and support.

Gary H. Schoenfeld
President and Chief Executive Officer
September 9, 2002


ake people
VANS

TO OUR STOCKHOLDERS:

On the heels of an almost four-fold increase in sales over the prior six years, we began fiscal 2002 on a similarly strong note reporting record sales and the most profitable quarter in our history. The subsequent nine months, however, were filled with a number of macro and micro challenges. A sluggish economy, waning consumer confidence, a promotional retail climate and changing fashion trends in footwear all combined to negatively impact our business.

The events of September 11 and the corresponding impact on consumers and the economy obviously contributed to difficulties we experienced during the year. Yet perhaps even more so, changes in the general footwear market over the past 12 months and our inability to effectively combat some of these changes took us off stride and hurt our financial performance.

A significant trend over the past year has been the blending of fashion with athletic footwear. Many of the athletic shoe companies that historically have been recognized for technical innovation shifted their strategies to leveraging their name and authenticity across more fashioned-inspired footwear products. We also witnessed the emergence of more classic, retro-styling which added more brands to retailers' shelves and greater competition at mid-tier price points compared to high-end technical product which had lead the market for the past several years.

At retail, following 27 straight quarters of comp store gains, our same store sales began to decline last September, while our skateparks experienced a simultaneous fall-off in traffic. Consumers' reluctance to congregate at malls and other public forums substantially affected our business last fall, particularly our skate sessions. Additionally, the number of skateparks tripled since 1999 to over 1,000 today which greatly heightened the competitive landscape for skateboarding destinations.

The combination of all these factors resulted in a decline in net sales for fiscal 2002 to $332.4 million compared to net sales of $341.2 in fiscal 2001. We recognized a net loss of $2.6 million or ($0.15) per diluted share, including after-tax impairment charges and other expenses primarily related to the Bakersfield and Denver skateparks, the write-down of inventory and the planned closing of our operations in Argentina, Brazil and Uruguay. Excluding these charges and expenses, net income and earnings per share would have been $7.9 million or $0.44 per share, respectively, for the year ended May 31, 2002. We ended the year with a strong balance sheet with over $55 million in cash and $204 million in total shareholder equity.

Throughout the year and into this fiscal year 2003 we aimed to meet each challenge head-on and have enacted a number of initiatives to regain our momentum and enhance our platform for long-term growth. Although it is still early, we are beginning to see some positive signs as a result of the steps we have taken.


choose your line







people make choices / choices r









1976 Tony Alva
Shoe: The Era


2002 Tony Trujillo
Shoe: The TNT



REACHING OUR CUSTOMERS

The relationship we have with our customers is the result of our 36-year heritage as the patriarch of the Southern California surf and skate lifestyle and our commitment to creating innovative product and marketing programs that maintain Vans' position at the heart of the Core Sports' culture.

Vans supports nearly 600 elite athletes, many of whom are among the most talented and dynamic personalities in Core Sports. These athletes not only serve as ambassadors for the VANS brand and their sports around the world, but they also provide creative input in the design and development of Vans product. Core Sports luminaries who are part of Team VANS include skate legends Steve Caballero and Geoff Rowley, Olympic Silver Medal winner Danny Kass, top snowboarder Tara Dakides, BMX star Cory Nastazio, and surfing champions Serena Brooke and Joel Tudor.

Drawing top athletes to world-class events that are telecast to a nationwide television audience, the VANS Triple Crown™ Series is firmly established as the leading Core Sports event series. The VANS Triple Crown Series features six sports - Skateboarding, Surfing, Snowboarding, BMX, Wakeboarding, and Freestyle Motocross. VANS has attracted a sponsor line-up that is among the most impressive in youth marketing with partners including Mountain Dew, Ford Trucks, Gillette's Right Guard Xtreme Sport, Microsoft Xbox and the leading publisher of Core Sports publications, Transworld Media. During the past year, more than 350,000 Core Sports enthusiasts attended these festival-style sporting events, while approximately 40 million viewers enjoyed VANS Triple Crown Series action on television broadcasts on NBC Sports and Fox Sports Net.

In its eighth year, the VANS Warped Tour® touched more music fans in 2002 than ever before as nearly 500,000 people came out to sample the VANS Warped Tour experience. A frenetically paced music festival featuring Core Sports exhibitions, the VANS Warped Tour attracts many of the music industry's emerging stars as well as the hottest local acts. Tour alumni include Eminem, Blink 182, Weezer, Green Day, Pennywise and the Mighty Mighty Bosstones, and this year's Tour featured such hot new bands as New Found Glory, AFI and Western Waste. Vans' efforts to forge an emotional connection and build loyalty with our core customers through sports and music led to the launch of VANS Records in 2002. A logical extension of the VANS Warped Tour, VANS Records develops and distributes music by new artists from emerging music scenes, including those popularized by the skateboard, snowboard and surf cultures.

The twelve VANS Skateparks that we operate throughout the United States provide a skateboard experience unlike any other. The skateparks offer world-class skate facilities, Vans retail outlets, a pro shop and a skater's lounge featuring Vans' sports and music videos and interactive entertainment. A promotional schedule loaded with members-only offers, professional demonstrations and special events, such as this past summer's surprise show by the Red Hot Chili Peppers, which aired on the popular MTV Series, *Jammed*, are some of the ways that we are seeking to attract repeat business as well as new customers. We also are exploring several other ways to improve the performance of the parks including broadening the product offerings in the parks, selling sponsorship packages and granting vending rights.

Cementing Vans' position as the original skateboard shoe company, our Off the Wall Productions unit collaborated with director Stacy Peralta, producer Agi Orsi, and Sony Pictures Classics to release the film, *Dogtown and Z-Boys* in April 2002. Depicting the origins of modern skateboarding in 1970's Southern California, the award-winning film opened to critical acclaim, eventually appearing in over 250 theaters in the U.S. *Dogtown and Z-Boys* is now enjoying an extended life through the release of a home video by Columbia Tri-Star and the musical soundtrack by Universal Records.




XBOX



INCOME STATEMENT in millions, except per share amounts

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Net sales	$332.4	$341.2	$277.3
Gross profit	$152.4*	$148.4	$118.7
Operating expenses	$154.4*	$121.9	$97.1
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	$(1.9)*	$25.2	$19.9
Diluted earnings (loss) per share before cumulative effect of accounting change	$(0.15)*	$1.02	$0.84

SALES BY CHANNEL in millions

	Fiscal 2002	Fiscal 2001	Fiscal 2000
U.S. wholesale	$124.2	$139.7	$108.7
U.S. retail	$110.9	$103.3	$77.7
Total U.S. sales	$235.1	$243.0	$186.4
International	$97.3	$98.2	$90.9
Total sales	$332.4	$341.2	$277.3
Comparable store sales % increase (decrease)	(3.5)%	12.7%	8.2%

BALANCE SHEET in millions

	5/31/02	5/31/01	5/31/00
Cash, cash equivilants and marketable debt securities	$56.0	$59.7	$15.5
Inventories	$48.8	$52.8	$50.1
Total assets	$256.7	$237.0	$171.5
Total liabilities	$48.8	$43.6	$59.9
Stockholders' equity	$204.3	$190.5	$108.3

* Reflects pre-tax charges and expenses incurred in connection with certain actions taken by us in the fourth quarter of fiscal 2002 which are discussed in detail elsewhere in this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our selected consolidated financial data and our consolidated financial statements included in this report. Certain amounts have been reclassified to conform to the current year presentation. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in our Annual Report on Form 10-K for the fiscal year ended May 31, 2002, under the caption "Business — Risk Factors" and elsewhere in this report.

General Overview

Vans is a leading global sports and lifestyle company that merchandises, designs, sources and distributes VANS-branded active-casual and performance footwear, apparel and accessories for Core Sports. Core Sports, including skateboarding, snowboarding, surfing, wakeboarding, BMX riding and motocross, are generally recognized for the fun, creativity and individual achievement experienced while attempting various tricks or maneuvers within these sports. Our focus has been proprietary branding with the goal of creating a leadership position for our brand and a strong emotional connection with our customers. Our VANS brand targets 10 to 24 year old participants, enthusiasts and emulators of the Core Sports culture. We have implemented a unique marketing plan to reach our customers through multiple points of contact which include owning and operating Core Sports entertainment events and venues, such as the VANS Triple Crown Series, VANS skateparks and the VANS High Cascade Snowboard Camp, sponsoring over 600 professional and amateur athletes and the VANS Warped Tour, as well as advertising in targeted print and television media.

Fiscal 2002 Overview

In fiscal 2002, we experienced a decline in year-over-year revenues for the first time in eight years. Our business was adversely affected by the events of September 11, 2001, the general slowdown in business around the world and in California, which is our largest market, and the lower-than-expected performance of our back-to-school 2001 and Spring 2002 product lines, all of which resulted in decreases in U.S. wholesale sales and international sales, year-over-year, of 11.1% and 0.9%, respectively, and a comparable store sales decrease of 3.5% for our retail stores. In addition, we also were adversely impacted by decreased attendance and revenues at our skateparks in fiscal 2002 which we believe primarily resulted from increased competition from large, free public skateparks which are frequently located in close proximity to our skateparks.

The above items had the following consequences in the fourth quarter of fiscal 2002: (i) we decided to close our Bakersfield, California skatepark in the next three to six months; (ii) we wrote down the assets of our Denver skatepark; (iii) we wrote down the assets of our three poorest performing stores; (iv) we provided a specific provision for doubtful accounts on those amounts due from our joint ventures in Brazil, Argentina and Uruguay; and (v) we wrote down slow-moving and obsolete inventory. We incurred the following pre-tax charges and expenses in connection with these and other matters:

Item	Pre-Tax Amount of Charge or Expense	Line Item of Statement of Operations Impacted
Planned closure of Bakersfield skatepark and write-down of assets of Denver skatepark and three retail stores	$ 5,852,000	Impairment charges
Inventory write-down	$ 3,788,000	Cost of sales
Planned closure of joint venture operations in Brazil and Argentina	$ 1,600,000	Provision for doubtful accounts
Write-down of capitalized production costs for entertainment and related assets	$ 727,000	Impairment charges
Higher than expected returns and allowances	$ 939,000	Net sales
Severance payments	$ 518,000	Selling and distribution and general and administrative
Litigation and legal matters	$ 655,000	Cost of sales and general and administrative
Higher than expected reserve for potential bad debt	$ 555,000	Provision for doubtful accounts
Costs of uncompleted acquisition	$ 267,000	General and administrative
Miscellaneous	$ 146,000	Costs of sales, selling and distribution, and other expense
TOTAL	$15,047,000	

Critical Accounting Policies

Our financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. Changes in the estimates or other judgements of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the financial statements. We believe our most critical accounting policies relate to:

Accounts Receivable. We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the provision for doubtful accounts for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate the provision for doubtful accounts based on historical experience and past due status of the accounts. If actual market conditions are less favorable than those projected by us, additional provisions for doubtful accounts may be required. During fiscal 2002 we increased our provision for doubtful accounts based on our decision to close our operations in Brazil, Argentina and Uruguay and the failure of one of our service providers to make timely payments under its contract.

Inventory. Inventories are valued at the lower of cost or market. We determine finished goods inventories by the first-in, first-out method ("FIFO"). We write-down our inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required. During fiscal 2002, we increased our lower of cost or market adjustment primarily based on our decision to discontinue our outdoor line of product and our color-changing women's product known as the "Compel Tones."

Impairment Losses on Property, Plant and Equipment. We evaluate the carrying value of assets for impairment when the assets experience a negative event (i.e., significant downturn in operations, natural disaster, etc.). When these events are identified, we review the last two years of operations, for example, on a store-by-store basis and, if there are increasing trends in losses, we estimate future undiscounted cash flows. If the projected undiscounted cash flows do not exceed the carrying value of the assets, we write-down the assets to fair value based on discounted projected cash flows. The most significant assumptions we use in this analysis are those made in estimating future discounted cash flows. In estimating cash flows, we generally used the financial assumptions in our current budget and our strategic plan and modify them on a store-by-store basis if other factors should be considered. Although we believe our assumptions are reasonable given our current operating performance, any change in market conditions could result in additional impairment losses. During fiscal 2002, we incurred impairment charges of $5,852,000 in connection with the planned closure of our Bakersfield skatepark and the write-down of assets at our Denver skatepark and three retail stores.

Impairment losses on Goodwill. Goodwill is tested for impairment annually at the reporting unit level. The impairment, if any, is measured based on the estimated fair value of the associated goodwill. Fair value is determined by using a combination of techniques, such as the traditional present value approach, the expected cash flow approach, and the multiple of earnings approach. The most significant assumptions we use in this analysis are those made in estimating future cash flows. In estimating future cash flows, we generally use the financial assumptions in our current budget and our strategic plan including sales and expense growth rates and the discount rate we estimate to represent our cost of funds. During fiscal 2002, no significant changes were made to the estimates or other judgements that support our impairment analysis.

Results of Operations

The following table sets forth our operating results, expressed as a percentage of net sales, for the periods indicated.

	FISCAL YEARS ENDED MAY 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	54.2	56.5	57.2
Gross profit	45.8	43.5	42.8
Operating expenses:			
Selling and distribution	28.3	23.6	22.9
Marketing, advertising and promotion	10.3	7.3	7.3
General and administrative	5.0	4.2	4.0
Impairment charges	2.0	0.0	0.0
Provision for doubtful accounts	0.7	0.1	0.3
Amortization of intangibles	0.1	0.5	0.5
Total operating expenses	46.4	35.7	35.0
Earnings (loss) from operations	(0.6)	7.8	7.8
Interest income	0.1	0.1	0.1
Interest and debt expense	0.0	(0.8)	(1.0)
Other income (expense), net	(0.1)	0.3	0.3
Earnings (loss) before income taxes, minority interest in income of consolidated subsidiaries and cumulative effect of accounting change	(0.6)	7.4	7.2
Income tax (benefit) expense	(0.2)	2.5	2.4
Minority share of income	0.4	0.4	0.4
Net earnings (loss) before cumulative effect of accounting change	(0.8)%	4.5%	4.4%

Fiscal Year Ended May 31, 2002, as compared to Fiscal Year Ended May 31, 2001

Net Sales

Net sales for fiscal 2002 decreased 2.6% to $332,351,000 from $341,195,000 for the same period a year ago. The sales decrease was primarily due to an 11.1% decrease in U.S. wholesale sales, partially offset by a 7.3% increase in U.S. retail sales, as discussed below.

Total U.S. sales, including sales through our U.S. retail stores, decreased 3.3% to $235,051,000 in fiscal 2002 from $242,974,000 in fiscal 2001. Total international sales, which include sales through our seven European outlet stores, decreased 0.9% to $97,300,000 in fiscal 2002 from $98,221,000 in fiscal 2001.

The decrease in total U.S. sales resulted from an 11.1% decrease in U.S. wholesale sales primarily as a result of a significant decline in our women's business. This decrease was partially offset by a 7.3% increase in U.S. retail store sales. The increase in U.S. retail store sales was driven by sales from a net increase of 20 new stores versus a year ago, including four skateparks. The increase in U.S. retail store sales was partially offset by a 3.5% decline in comparable store sales (excluding revenue from concessions and skate sessions at our skateparks) and a 25.2% decrease in comparable skatepark sessions revenue. The decrease in international sales through VFEL was primarily due to decreased sales in France, Argentina, Japan (primarily snow product), Spain, Canada, and Brazil, partially offset by increased sales in the United Kingdom and Mexico and an increase in royalties from our licensee for Japan.

Gross Profit

Gross profit increased 2.7% to $152,378,000 in fiscal 2002 from $148,415,000 in fiscal 2001. As a percentage of net sales, gross margin percentage increased to 45.8% for fiscal 2002, versus 43.5% for fiscal 2001, primarily due to changes in channel mix (i.e. increased retail and skatepark revenue as a percentage of sales and increased royalties). These increases were partially offset by a $3.8 million lower of cost or market adjustment to inventory incurred in the fourth quarter of fiscal 2002.

Loss from Operations

We incurred an operating loss of ($1,909,000) in fiscal 2002 versus earnings from operations of $25,234,000 in fiscal 2001. Operating expenses in fiscal 2002 increased 26.7% to $154,355,000 from $121,850,000 in the same period a year ago, due primarily to a $13,695,000 increase in selling and distribution expense, a $9,301,000 increase in marketing, advertising and promotion expenses, a $2,422,000 increase in general and administrative expenses, the $6,579,000 impairment charge we incurred in the fourth quarter of fiscal 2002 discussed above, and a $1,906,000 increase in the provision for doubtful accounts discussed below. As a percentage of sales, operating expenses increased to 46.4% for fiscal 2002, versus 35.7% last year.

Selling and distribution. Selling and distribution expenses increased 17.0% to $94,123,000 in fiscal 2002 from $80,429,000 in fiscal 2001, primarily due to approximately $14,796,000 of increased personnel costs (including approximately $425,000 in accrued severance payments to employees), rent expense and other operating costs associated with the expansion of our retail division by the net addition of 20 new stores, including four skateparks. These increases were partially offset by a $1,101,000 decrease in actual distribution costs related to our U.S. and international wholesale sales.

Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 37.3% to $34,258,000 in fiscal 2002 from $24,957,000 in fiscal 2001, primarily due to: (i) an approximately $2,500,000 increase in costs associated with our new television agreement with NBC Sports for the VANS Triple Crown™ Series which we were not able to offset by selling enough advertising spots for the programs due to the weak market for selling such advertisements; and (ii) an approximately $5,900,000 planned increase in marketing expenditures related primarily to the first six months of fiscal 2002 that we committed to at the beginning of fiscal 2002 based on forecasted sales. The planned increase was related to higher costs associated with the VANS Triple Crown™ Series, increased advertising during the back-to-school selling season and new product-specific advertising. We did not achieve our sales forecast primarily due to the factors described under "Net Sales" above, and as a result, marketing, advertising and promotion expense as a percentage of sales increased to 10.3% for fiscal 2002 from 7.3% for fiscal 2001.

General and administrative. General and administrative expenses increased 17.0% to $16,700,000 in fiscal 2002 from $14,278,000 in fiscal 2001, primarily due to: (i) the accrual of $875,000 in connection with the settlement of certain litigation (see "Item 3. Legal Proceedings" in our fiscal 2002 Form 10-K); (ii) an approximately $1,000,000 increase in employee-related expenses; (iii) an approximately $800,000 increase in personnel and other expenses related to Vans Far East Limited ("VFEL") and Vans Inc. Limited, our 100% owned U.K. distributor; (iv) an approximately $400,000 increase in legal and consulting expenses related to the above-mentioned litigation and the worldwide effort to protect and preserve our intellectual property rights; (v) an approximately $350,000 increase in professional fees for international tax consulting; and (vi) approximately $267,000 in due diligence costs related to an acquisition which we did not complete. These increases were partially offset by an approximate $3,129,000 decrease in our bonus provision year-over-year.

Impairment charges. We incurred pre-tax impairment charges of $6,579,000 in the fourth quarter of fiscal 2002 related to the issues discussed above. The charges break-down as follows: (i) approximately $1,590,000 in impairment charges and shut-down costs associated with the planned closure of our Bakersfield skatepark; (ii) approximately $3,378,000 in impairment charges associated with the write-down of assets at our Denver skatepark which we will continue to operate; (iii) approximately $884,000 in impairment charges associated with our three poorest performing retail stores (formerly "Triple Crown" stores), all of which we will continue to operate; and (iv) approximately $727,000 in impairment charges associated with the production costs for certain entertainment assets.

Provision for doubtful accounts. The amount provided for the allowance for doubtful accounts increased to $2,428,000 in fiscal 2002 from $522,000 in fiscal 2001 primarily due to: (i) a $1,600,000 specific reserve related to the planned closure of our joint venture operations in Brazil, Argentina and Uruguay which have experienced operating declines as a result of the region's economic difficulties; and (ii) a $300,000 specific reserve primarily related to the failure of one of our service providers to make timely payments under its contract.

Amortization of intangibles. Amortization of intangibles decreased to $266,000 in fiscal 2002 from $1,665,000 in fiscal 2001 due to our June 1, 2001 adoption of Statements of the Financial Accounting Standards Board Standards Nos. 141 and 142 on "Business Combinations" and "Goodwill and Other Intangible Assets" which require that we prospectively cease the amortization of goodwill and instead conduct periodic tests of goodwill for impairment.

Interest Income

Interest income increased to $1,984,000 in fiscal 2002 from $242,000 in fiscal 2001 due to higher cash balances resulting from cash generated by our May 2001 public offering. See "— Liquidity and Capital Resources."

Interest and Debt Expense

Interest and debt expense decreased to $858,000 in fiscal 2002 versus $2,814,000 in fiscal 2001 due to decreased borrowings under our credit facility. See "— Liquidity and Capital Resources."

Other Income (Expense)

Other income (expense) decreased to an expense of $1,059,000 in fiscal 2002 from $1,242,000 of income in fiscal 2001 primarily due to: (i) an approximately $1,142,000 increase in exchange rate losses related primarily to Argentina and Brazil; (ii) a $1,067,000 gain recognized in fiscal 2001 on the sale of our former manufacturing facility in Orange, California which was not duplicated in fiscal 2002; (iii) a $664,000 decrease in the gain recognized from the sale and earn-out of our interest in the entity which owned the VANS Warped Tour which was subsequently repurchased by us; and (iv) an approximate loss of $417,000 of rental income due to the sale of our former manufacturing facility in fiscal 2001, discussed above, which had been leased to third parties in fiscal 2001. These decreases were partially offset by the non-recurrence of an other-than-temporary decline in the fair value of securities held by us of $1,075,000 recognized in fiscal 2001.

Income Tax (Benefit) Expense

Income tax (benefit) expense decreased to a benefit of $573,000 in fiscal 2002 versus an expense of $8,580,000 in fiscal 2001 primarily due to the loss incurred for fiscal 2002 and the decrease in our effective tax rate from 34.0% in fiscal 2001 to 30.0% in fiscal 2002. The decrease in our effective tax rate was due to the tax benefit derived from the operation of VFEL.

Minority Share of Income

Minority share of income increased to $1,259,000 in fiscal 2002 from $1,223,000 in fiscal 2001, primarily due to increased profitability of our joint venture in Mexico and our subsidiary, Van Pac LLC, mostly offset by the decreased profitability of our joint ventures in Brazil and Argentina.

Fiscal Year Ended May 31, 2001, as compared to Fiscal Year Ended May 31, 2000

Net Sales

Net sales for the fiscal year ended May 31, 2001 increased 23.0% to $341,195,000, as compared to $277,328,000 for the same period a year ago. The sales increase was driven by increased sales through all of our sales channels, as discussed below.

Total U.S. sales, including sales through our U.S. retail stores, increased 30.3% to $242,974,000 for fiscal 2001 from $186,424,000 for the same period a year ago. Total international sales increased 8.0% to $98,221,000 for fiscal 2001, as compared to $90,904,000 for the same period a year ago.

The increase in total U.S. sales resulted from a 28.5% increase in domestic wholesale sales as a result of increased penetration of existing accounts and a 32.9% increase in sales through our U.S. retail stores. The increase in U.S. retail store sales was driven by sales from a net increase of 10 new stores versus a year ago, including three skateparks, and a 12.7% increase in comparable store sales (excluding revenue from concessions and skate sessions at our skateparks) which was partially attributable to store remodels, store expansions and increases in sales of equipment and women's shoes. The increase in international sales was primarily due to increased sales in Latin America and Europe and an increase in royalties from International Trading Corporation ("ITC"), partially offset by a decrease in sales to Japan, which resulted from a change in our contractual relationship with ITC from a distribution arrangement to a license arrangement. The increase in European sales was also partially offset by the decline in the euro and the pound, year-over-year.

Gross Profit

Gross profit increased 25.1% to $148,415,000 in fiscal 2001 from $118,678,000 in the same period a year ago. As a percentage of net sales, gross margin percentage increased to 43.5% for fiscal 2001 from 42.8% for the same period a year ago. The increase in gross profit as a percentage of sales was primarily due to a change in sales mix (e.g., higher-margin retail sales made up 30.3% of total net sales in fiscal 2001, versus 28.0% in the same period a year ago), an increase in skatepark revenue, and an increase in royalties, year-over-year, partially offset by a decline in gross profit in Europe due to the decline in the euro and the pound.

Earnings from Operations

Earnings from operations increased 23.0% to $26,565,000 in fiscal 2001 from $21,602,000 in the same period a year ago. Operating expenses in fiscal 2001 increased 25.5% to $121,850,000 from $97,075,000 in the same period a year ago, primarily due to a $16,887,000 increase in selling and distribution expense, a

$4,729,000 increase in marketing, advertising and promotion expense, and a $3,153,000 increase in general and administrative expenses, as discussed below. As a percentage of sales, operating expenses were at 35.7% versus 35.0% on a year-to-year basis.

Selling and distribution. Selling and distribution expenses increased 26.6% to $80,429,000 in fiscal 2001 from $63,542,000 in the same period a year ago, primarily due to increased personnel costs, rent expense and other operating costs associated with the expansion of our retail division by the net addition of 10 new stores, including three new skateparks, and increased salaries, commissions and distribution costs required to support our U.S. and international sales growth.

Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 23.4% to $24,957,000 in fiscal 2001 from $20,228,000 in the same period a year ago, primarily due to higher print and television advertising expenditures related to the back-to-school selling season, increased direct advertising and promotional expense in Europe and increased costs associated with new events included in the VANS Triple Crown Series. These increases were partially offset by increased third party sponsorship of our major entertainment events and venues.

General and administrative. General and administrative expenses increased 28.3% to $14,278,000 in fiscal 2001 from $11,125,000 in the same period a year ago, primarily due to increased labor, recruiting and other employee-related expenses to support our sales growth, increased legal expenses related to our ongoing worldwide efforts to protect and preserve our intellectual property rights and to defend certain patent litigation with The Burton Corporation and increased professional fees for international tax consulting.

Provision for doubtful accounts. The amount that was provided for bad debt expense in fiscal 2001 decreased to $522,000 from $763,000 in the same period a year ago primarily due to an improved accounts receivable base and the improvement in historical loss experience.

Amortization of intangibles. Amortization of intangibles increased 17.5% to $1,665,000 in fiscal 2001 from $1,417,000 for the same period a year ago, primarily due to the increase in goodwill associated with the acquisition of an additional 20% of Vans Inc. Limited common shares.

Interest Income

Interest income increased to $242,000 during fiscal 2001 from $172,000 in the same period of the prior year due to higher cash balances in Europe throughout fiscal 2001 and overall improved cash management.

Interest and Debt Expense

Interest and debt expense increased to $2,814,000 in fiscal 2001 from $2,637,000 in the same period a year ago, primarily due to increased borrowings under our credit facility. See "— Liquidity and Capital Resources, Borrowings."

Other Income

Other income increased to $1,242,000 in fiscal 2001 from $754,000 for the same period a year ago, primarily due to the following: (i) a gain on the sale of our former manufacturing facility in Orange, California of $1,067,000; (ii) a gain of $835,000 recognized from the sale and earn-out of our interest in the entity which owned the VANS Warped Tour; and (iii) increased non-footwear licensing fees. These increases were partially offset by (i) the loss on recognition of an other-than-temporary decline in fair value of $493,000 related to our investment in Quokka Sports and $582,000 related to our investment in Launch Media; and (ii) exchange rate losses of $642,000 caused by the decline in the value of the euro and the Brazilian Real year-over-year.

Income Tax Expense

Income tax expense increased to $8,580,000 in fiscal 2001 from $6,800,000 for fiscal 2000 as a result of the higher earnings discussed above. The effective tax rate remained consistent, year-over-year, at approximately 34%.

Minority Share of Income

Minority interest increased to $1,223,000 in fiscal 2001 from $1,004,000 for the same period a year ago, primarily due to the increased profitability of Van Pac, LLC and the inclusion of VASH, LLC, which did not exist in the same period of the prior year. These increases were partially offset by our decreased minority ownership of Vans Inc. Limited.

Cumulative Effect of Accounting Change

We adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of fiscal 2001 with an effective date of June 1, 2000. SAB No. 101 summarizes the SEC's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, we recognized a one time, non-cash, cumulative effect adjustment of $441,000 for fiscal 2001.

Liquidity and Capital Resources

Cash Flows

We have historically financed our operations with a combination of cash flows from operations, borrowings under a credit facility and the sale of equity securities. In May 2001, we completed an underwritten public offering of our common stock. In connection with the offering, 2,800,000 shares of our common stock were sold for net proceeds of $60.1 million. In June 2001, an additional 420,000 shares were sold for net proceeds of $9.2 million to cover over-allotments. Most of the proceeds of such offering are being used to open retail stores and skateparks and for general corporate purposes, including the repurchase of our common stock pursuant to the share repurchase program we adopted on September 21, 2001. Certain of the proceeds were used to repay debt and purchase investment grade marketable debt securities.

We experienced an inflow of cash from operating activities of $24,990,000 for fiscal 2002, compared to an inflow of $18,484,000 for the same period a year ago. Cash provided by operations during fiscal 2002 primarily resulted from the add-back for depreciation and amortization, the add-back of impairment charges, the decrease in accounts receivable from $38,133,000 at May 31, 2001, to $28,024,000 at May 31, 2002, and a decrease in net inventory from $52,828,000 at May 31, 2001, to $48,835,000 at May 31, 2002. These inflows from operating activities were partially offset by the loss for the year and increases in deferred income taxes and income taxes payable. Cash inflows from operations in fiscal 2001 primarily resulted from earnings and the add-back for depreciation and amortization, partially offset by increases in accounts receivable and inventory.

We had a net cash outflow from investing activities of $61,794,000 in fiscal 2002 compared to a net cash outflow of $15,536,000 in fiscal 2001. The cash outflows in fiscal 2002 were primarily due to net purchases of investment grade corporate bonds and asset backed securities with maturities of generally three months to two years, capital expenditures related to the purchase of Mosa, new retail store openings and skateparks and our purchase of a majority interest in the VANS Warped Tour® which was completed in the third quarter of fiscal 2002. Cash used in investing activities for fiscal 2001 was primarily related to new retail store openings and skateparks.

We had a net cash inflow from financing activities of $6,281,000 for fiscal 2002 compared to a net cash inflow of $41,814,000 for fiscal 2001. The decrease in the net cash inflow, year-over-year, was primarily due to the net proceeds from the public offering of our common stock. Partially offsetting the decrease in net cash inflows was a decrease in the repayment of short-term borrowings. See "— Borrowings" below.

Accounts receivable, net of allowance for doubtful accounts, decreased from $38,133,000 at May 31, 2001, to $28,024,000 at May 31, 2002, primarily due to decreased wholesale sales, both in the U.S. and Argentina, and the increased allowance for doubtful accounts. Inventories decreased from $52,828,000 at May 31, 2001 to $48,835,000 at May 31, 2002, primarily due to a planned reduction in the number of finished goods held for sale at our retail stores, partially offset by the net increase of 20 new stores versus a year ago and an increase in our lower of cost or market adjustment.

Borrowings

We maintain an unsecured revolving credit facility pursuant to a credit agreement with several lenders. This credit facility permits us to utilize the funds thereof for general corporate purposes, capital expenditures, acquisitions and stock repurchases.

The loss we incurred in the fourth quarter of fiscal 2002 caused us to be out of compliance with one of the financial covenants contained in the credit agreement. We recently reached an agreement with our lenders to amend the credit agreement to (i) lower the amount of the revolving credit facility from $85 million to $45 million, and (ii) waive our non-compliance with the financial convenant.

The revolving line of credit expires on April 30, 2004. We have the option to pay interest on revolving line of credit advances at a rate equal to either LIBOR plus a margin, or the base rate plus a margin. The LIBOR rate margin and the base rate margin are based on our ratio of "Funded Debt" to "EBITDA," each as defined in the credit agreement.

We previously had a $15.0 million term loan, of which approximately $5.0 million was disbursed at the original closing of the credit facility to replace a portion of our former credit facility used for our 1998 stock repurchase program, which was completed in the fiscal year ended May 31, 1999, approximately $3.0 million was disbursed in the second quarter of the fiscal year ended May 31, 2000 for capital expenditures, and the remaining portion was disbursed in the first quarter of the fiscal year ended May 31, 2001 for capital expenditures. The term loan was paid off in full in May 2001 with a portion of the net proceeds of our May 2001 public offering.

Under the amended credit agreement, we must maintain certain financial covenants and are prohibited from engaging in certain transactions or taking certain corporate actions, such as the payment of dividends, without the consent of the lenders. At May 31, 2002, we had no borrowings under the credit facility.

Vans Latinoamericana maintains a note payable to Tavistock Holdings A.G., a 49.99% owner of Vans Latinoamericana. The loans evidenced by the note were made by Tavistock pursuant to a shareholders' agreement requiring Tavistock to provide operating capital, on an as-needed basis, in the form of loans to Vans Latinoamericana. At May 31, 2002, the aggregate outstanding balance under the note was $2,763,000.

Share Repurchase Program

On September 21, 2001, we adopted a 1.0 million share repurchase program. Through August 16, 2002, we had repurchased 455,700 shares under the program for an aggregate of $2.8 million.

Capital Expenditures

Our material commitments for capital expenditures are currently primarily related to the opening and remodeling of retail stores and the opening of skateparks. We have opened eight full price stores to date in fiscal 2003 and currently plan to open one more store in the balance of fiscal 2003. We also plan to remodel approximately six existing stores in the balance of fiscal 2003. We estimate the aggregate cost of these new stores and remodels to be approximately $4.2 million.

We also plan to open one skatepark in calendar year 2003 and estimate the cost of this park to be approximately $3.0 million.

Long Term Obligations

The following table presents our long-term contractual obligations:

	PAYMENTS DUE BY PERIODS				
	TOTAL	LESS THAN ONE YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-term debt	$ 3,192,000	$ —	$ 2,863,000	$ —	$ 329,000
Operating leases	133,747,000	17,633,000	33,926,000	31,160,000	51,028,000
Issued but undrawn letters of credit	17,563,000	17,563,000	—	—	—
Total contractual cash obligations	$154,502,000	$35,196,000	$36,789,000	$31,160,000	$51,357,000

Capital Resources

Our liquid asset position consists of cash and money market mutual funds of $28,447,000 and investment grade federal agency notes, corporate bonds and asset backed debt securities with remaining maturities of three months to two years of $27,544,000. This compares to cash and money market mutual funds of $59,748,000 at May 31, 2001. We believe our capital resources, including the availability under our credit facility and cash flow from operations, will be sufficient to fund our operations and capital expenditures and anticipated growth plan for the foreseeable future.*

New Accounting Pronouncements Not Yet Adopted

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which will be effective for us in the first quarter of fiscal year 2004. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We have not yet determined the impact of adopting SFAS 143 on our financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses the impairment for all tangible assets. SFAS 144 will be effective for us in the first quarter of fiscal year 2003. We do not expect that the impact of adopting SFAS No. 144 will be material to our financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections" ("SFAS 145"), which will be effective for us in fiscal 2003. SFAS 145 eliminates the classification of debt extinguishment activity as extraordinary items; eliminates inconsistencies in lease modification treatment and makes various technical corrections or clarifications of other existing authoritative pronouncements. We do not expect that the impact of adopting SFAS No. 145 will be material to our financial statements.

---

* Note: This is a forward-looking statement. Our actual cash requirements could differ materially. Important factors that could cause our need for additional capital to change include: (i) our rate of growth; (ii) the number of new skateparks we decide to open which must be financed in whole, or in part, by us; (iii) our product mix between footwear and snowboard boots; (iv) our ability to effectively manage our inventory levels; (v) timing differences in payment for our foreign-sourced product; (vi) the increased utilization of letters of credit for purchases of foreign-sourced product; (vii) timing differences in payment for product which is sourced from countries which have longer shipping lead times, such as China; and (viii) slowing in the U.S. and global economies which could materially impact our business.

In July 2002, the FASB issued SFAS No. 146, "Accounting For Costs Associated With Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. We do not expect that the impact of adopting SFAS No. 146 will be material to our financial statements.

Seasonality

The following table contains unaudited selected quarterly financial data for the eight quarters ended May 31, 2002 and this data as a percentage of net sales. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to fairly present the information set forth therein. Results of a particular quarter are not necessarily indicative of the results for any subsequent quarter.

Quarterly Results
(Dollars in Thousands)

	FISCAL YEAR 2001 QUARTER ENDED				FISCAL YEAR 2002 QUARTER ENDED			
	AUGUST 26, 2000	NOVEMBER 25, 2000	FEBRUARY 24, 2001	MAY 31, 2001	SEPTEMBER 1, 2001	DECEMBER 1, 2001	MARCH 2, 2002	MAY 31, 2002
STATEMENT OF OPERATIONS DATA:								
Net sales	$100,580	$74,520	$80,865	$85,231	$118,060	$68,333	$82,151	$ 63,807
Gross profit	44,145	32,452	34,299	37,519	55,338	33,260	37,737	26,042
Earnings (loss) from operations	12,453	5,656	3,816	4,640	16,379	1,327	641	(20,323)
Net earnings (loss)	7,072	3,204	2,015	2,699	11,343	513	483	(14,934)
AS A PERCENTAGE OF NET SALES:								
Net sales	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	44	44	42	44	47	49	46	41
Earnings (loss) from operations	13	8	5	6	14	2	1	(32)
Net earnings (loss)	7	4	2	3	10	1	1	(23)
Comparable store sales increase (decrease)	8.6%	16.8%	16.3%	9.2%	4.7%	(8.9)%	(5.1)%	(7.4)%

Our business is seasonal, with the largest percentage of U.S. sales realized in the first fiscal quarter (June through August), the "back to school" selling months. In addition, because snowboarding is a winter sport, sales of our snowboard boots, and the Switch Autolock binding system, have historically been strongest in the first and second fiscal quarters (June through November).

In addition to seasonal fluctuations, our operating results fluctuate quarter-to-quarter as a result of the timing of holidays, weather, timing of shipments, product mix, cost of materials and the mix between wholesale and retail channels. Because of such fluctuations, the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that our future results will be consistent with past results or the projections of securities analysts.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations. The revolving line of credit bears interest at a rate equal to either (i) LIBOR plus a margin, or (ii) a base rate plus a margin. The margins are based on our rate of "Funded Debt" to "EBITDA," each as defined in the credit agreement. As of May 31, 2002, we had no amounts outstanding under the credit agreement. However, for each $1.0 million outstanding annually under the agreement, a hypothetical increase of 100 basis points in short-term interest rates would result in a reduction of approximately $10,000 in annual pre-tax earnings. We do not use derivative or other financial instruments to hedge interest rate risks.

Foreign Currency Risk

We operate our business and sell our products in a number of countries throughout the world and, as a result, we are exposed to movements on foreign currency exchange rates. Although we have most of our products manufactured outside of the United States on a per order basis, these purchases are made in U.S. dollars. The major foreign currency exposure for us involves Europe, Latin America and Japan. In particular, recent weaknesses in Latin American economies, particularly Argentina, have negatively effected our Latin American business. Our exposure in Latin America consists primarily of our intercompany trade receivable of $3.7 million, of which $1.7 million relates to Mexico and $2.0 million relates to Argentina, Brazil and Uruguay. In the fourth quarter of fiscal 2002, we established a reserve of $1.6 million against our intercompany receivable due from Brazil, Argentina and Uruguay as these joint ventures have experienced significant operating declines as a result of the region's economic difficulties. In August 2002, we made the decision to close our joint venture operations in these countries.

In order to protect against the volatility associated with earnings currency translations, we may, from time to time, utilize forward foreign exchange contracts and/or foreign currency options with durations of generally from three to 12 months. As of May 31, 2002, we had $23.0 million outstanding in foreign exchange forward contracts, which were entered into to hedge specific transactions denominated in currencies other than the U.S. dollar.

VANS, INC.
CONSOLIDATED BALANCE SHEETS
MAY 31, 2002 AND 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,446,644	$ 59,747,584
Marketable debt securities	27,544,348	—
Accounts receivable, net of allowance for doubtful accounts and sales returns and allowances of $4,226,350 and $2,078,600 at May 31, 2002 and 2001, respectively (note 12)	28,024,183	38,133,438
Inventories (note 4)	48,834,864	52,827,863
Deferred income taxes (note 8)	9,259,797	3,681,825
Prepaid expenses and other	14,957,395	14,564,517
Total current assets	157,067,231	168,955,227
Property, plant and equipment, net (notes 3, 5 and 9)	41,126,397	34,048,020
Trademarks and patents, net of accumulated amortization of $643,792 and $377,549 at May 31, 2002 and May 31, 2001, respectively	15,926,055	2,139,437
Goodwill	33,751,996	23,018,188
Other assets (note 5)	8,854,993	8,798,793
	$256,726,672	$236,959,665
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt (notes 6 and 7)	$ 5,450,815	$ 7,876,515
Accounts payable	16,662,343	13,254,391
Accrued payroll and related expenses	10,083,330	8,450,569
Accrued interest	29,426	257,176
Income taxes payable	2,945,922	7,305,817
Total current liabilities	35,171,836	37,144,468
Deferred income taxes (note 8)	10,480,227	4,113,207
Long-term debt (note 7)	3,191,880	2,347,972
	48,843,943	43,605,647
Minority interest	3,575,719	2,876,157
Stockholders' equity (notes 10 and 11):		
Preferred stock, $.001 par value, 5,000,000 shares authorized (1,500,000 shares designated as Series A Junior Participating Preferred Stock), none issued and outstanding	—	—
Common stock, $.001 par value, 40,000,000 shares authorized, 18,301,834 and 17,256,149 shares issued and outstanding at May 31, 2002 and 2001, respectively	18,301	17,256
Accumulated other comprehensive income (loss)	(2,344,723)	(540,883)
Additional paid-in capital	189,461,975	171,234,630
Retained earnings	17,171,457	19,766,858
Total stockholders' equity	204,307,010	190,477,861
Commitments and contingencies (note 9) Subsequent events (note 15)		
	$256,726,672	$236,959,665

See accompanying notes to consolidated financial statements.

VANS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE-YEAR PERIOD ENDED MAY 31, 2002

	2002	2001	2000
Net sales (note 12)	$332,350,853	$341,195,131	$277,328,202
Cost of sales	179,973,052	192,780,371	158,650,668
Gross profit	152,377,801	148,414,760	118,677,534
Operating expenses:			
Selling and distribution	94,123,388	80,428,720	63,542,346
Marketing, advertising and promotion	34,258,038	24,956,957	20,227,988
General and administrative	16,700,230	14,277,936	11,124,643
Impairment charges	6,578,956	—	—
Provision for doubtful accounts	2,427,821	521,757	763,384
Amortization of intangibles	266,243	1,664,889	1,416,857
Total operating expenses	154,354,676	121,850,259	97,075,218
Earnings (loss) from operations	(1,976,875)	26,564,501	21,602,316
Interest income	1,984,248	241,848	172,392
Interest and debt expense	(857,814)	(2,814,318)	(2,637,079)
Other income (expense) (notes 2 and 5)	(1,058,516)	1,241,996	753,551
Earnings(loss) before income taxes, minority interest in income of consolidated subsidiaries and cumulative effect of accounting change	(1,908,957)	25,234,027	19,891,180
Income tax (benefit) expense (note 8)	(572,687)	8,579,570	6,800,000
Minority share of income	1,259,131	1,223,459	1,004,335
Earnings (loss) before cumulative effect of accounting change	(2,595,401)	15,430,998	12,086,845
Cumulative effect of accounting change, net of tax benefit of $227,391	—	(441,406)	—
Net earnings (loss)	$ (2,595,401)	$ 14,989,592	$ 12,086,845
Per share information (note 2):			
Basic:			
Earnings (loss) before cumulative effect of accounting change	$ (0.15)	$ 1.09	$ .89
Cumulative effect of accounting change	—	(.03)	—
Net earnings (loss)	$ (0.15)	$ 1.06	$ .89
Weighted average common shares	17,764,341	14,165,132	13,603,013
Diluted:			
Earnings (loss) before cumulative effect of accounting change	$ (0.15)	$ 1.02	$ .84
Cumulative effect of accounting change	—	(.03)	—
Net earnings (loss)	$ (0.15)	$ .99	$ .84
Weighted average common shares	17,764,341	15,195,720	14,468,228

See accompanying notes to consolidated financial statements.

VANS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
THREE-YEAR PERIOD ENDED MAY 31, 2002

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUM. DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY	TOTAL COMPREHENSIVE INCOME (LOSS)
	SHARES	AMOUNT					
BALANCE AT MAY 31, 1999	13,238,567	$13,235	$102,092,026	$(6,916,283)	$ (37,774)	$ 95,151,204	
Foreign currency translation adjustment	—	—	—	—	(596,796)	(596,796)	$ (596,796)
Unrealized loss on securities	—	—	—	—	(314,510)	(314,510)	(314,510)
Net earnings	—	—	—	12,086,845	—	12,086,845	12,086,845
Comprehensive income for the year ended May 31, 2000	—	—	—	—	—	—	11,175,539
Issuance of common stock for cash	171,658	175	1,180,659	—	—	1,180,834	
Issuance of common stock for acquisition	351,614	352	1,202,219	(393,296)	—	809,275	
BALANCE AT MAY 31, 2000	13,761,839	13,762	104,474,904	4,777,266	(949,080)	108,316,852	
Foreign currency translation adjustment	—	—	—	—	93,687	93,687	93,687
Net change in unrealized loss on securities	—	—	—	—	314,510	314,510	314,510
Net earnings	—	—	—	14,989,592	—	14,989,592	14,989,592
Comprehensive income for the year ended May 31, 2001	—	—	—	—	—	—	15,397,789
Issuance of common stock for cash net of offering costs of $4,684,000	3,301,558	3,302	63,749,508	—	—	63,752,810	
Issuance of common stock for acquisition	158,752	158	2,569,162	—	—	2,569,320	
Issuance of restricted common stock	34,000	34	441,056	—	—	441,090	
BALANCE AT MAY 31, 2001	17,256,149	17,256	171,234,630	19,766,858	(540,883)	190,477,861	
Derivatives qualifying as hedges:							
Net derivative losses, net of tax benefit of $148,000	—	—	—	—	(344,173)	(344,173)	(344,173)
Reclassifications to income	—	—	—	—	77,336	77,336	77,336
Foreign currency translation adjustment	—	—	—	—	(1,537,003)	(1,537,003)	(1,537,003)
Net loss	—	—	—	(2,595,401)	—	(2,595,401)	(2,595,401)
Comprehensive loss for the year ended May 31, 2002	—	—	—	—	—	—	$(4,399,241)
Issuance of common stock for cash	490,103	487	9,746,086	—	—	9,746,573	
Issuance of common stock for acquisition	589,157	589	7,257,850	—	—	7,258,439	
Issuance of restricted common stock	21,425	24	278,555	—	—	278,579	
Repurchase of common stock	(55,000)	(55)	(600,744)	—	—	(600,799)	
Tax benefit of disqualifying disposition of stock options	—	—	1,545,598	—	—	1,545,598	
BALANCE AT MAY 31, 2002	18,301,834	$18,301	$189,461,975	$17,171,457	$(2,344,723)	$204,307,010	

See accompanying notes to consolidated financial statements.

VANS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE-YEAR PERIOD ENDED MAY 31, 2002

	YEARS ENDED MAY 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	$ (2,595,401)	$ 14,989,592	$ 12,086,845
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	8,403,837	7,903,226	6,051,871
Impairment charges	6,578,956	—	—
Net (gain) loss on sale of equipment	88,399	(986,333)	176,894
Net gain on sale of investment	774,874	(615,165)	—
Loss on marketable securities	—	1,075,282	—
Minority share of income	1,259,131	1,223,459	1,004,335
Provision for losses on accounts receivable and sales returns	3,086,089	521,757	763,384
Changes in assets and liabilities, net of acquisition effects:			
Accounts receivable	8,621,641	(3,742,415)	(5,618,118)
Inventories	5,221,442	(2,373,910)	(13,366,079)
Deferred income taxes	(1,814,035)	99,369	(72,627)
Prepaid expenses	(122,077)	(2,639,518)	(3,887,602)
Other assets	(1,393,644)	(1,482,499)	(1,166,219)
Accounts payable	2,949,618	379,493	1,835,922
Accrued payroll and related expenses	(559,434)	2,130,377	3,062,011
Restructuring costs	(40,000)	(80,000)	(526,127)
Income taxes payable	(5,469,321)	2,081,161	4,880,958
Net cash provided by (used in) operating activities	24,990,075	18,483,876	5,225,448
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(20,239,437)	(15,691,725)	(12,560,478)
Cash investment in other companies	(14,476,404)	(1,142,947)	—
Purchases of marketable debt securities	(48,747,244)	—	—
Maturities of marketable debt securities	4,342,000	—	—
Sales of marketable debt securities	16,860,896	—	—
Proceeds from sale of property, plant and equipment	6,730	998,429	25,255
Proceeds from sale of investments	459,091	300,000	80,044
Net cash used in investing activities	(61,794,368)	(15,536,243)	(12,455,179)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds (payments) from short-term borrowings, net	(2,425,700)	(11,822,889)	10,069,822
Payments on capital lease obligations	—	(15,005)	(191,990)
Proceeds (payments) from long term debt	843,908	(9,782,801)	4,837,212
Consolidated subsidiary dividends paid to minority shareholder	(1,282,999)	(758,830)	(593,766)
Proceeds from issuance of common stock, net	9,746,573	64,193,900	1,180,834
Payment for repurchase of common stock	(600,799)	—	—
Net cash provided by financing activities	6,280,983	41,814,375	15,302,112
Effect of exchange rates on cash	(777,630)	(530,761)	(333,236)
Net increase (decrease) in cash and cash equivalents	(31,300,940)	44,231,247	7,739,145
Cash and cash equivalents, beginning of year	59,747,584	15,516,337	7,777,192
Cash and cash equivalents, end of year	$ 28,446,644	$ 59,747,584	$ 15,516,337
SUPPLEMENTAL CASH FLOW INFORMATION — amounts paid for:			
Interest	$ 168,799	$ 2,635,466	$ 1,646,941
Income taxes	$ 5,321,060	$ 6,215,813	$ 1,696,686
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Supplemental Disclosures:			
Increase in investment in consolidated subsidiary:			
Fair value of tangible assets acquired	$ —	$ 477,638	$ 145,967
Stock issued	$ —	$ 2,569,321	$ 1,273,339
Stock received from sale of investments	$ —	$ 650,562	$ —
Business Acquisition:			
Stock issued	$ 7,258,439	$ —	$ 2,700,005
Note payable issued	$ 100,000	$ —	$ —
Note received from sale of property	$ —	$ 5,300,000	$ —

See accompanying notes to consolidated financial statements.

VANS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2002, 2001 AND 2000

1. Business and Organization

Vans is a leading branded sports and lifestyle company which targets 10-24 year-old consumers through the sponsorship of Core Sports™, such as skateboarding, snowboarding and BMX bicycling.

On May 9, 1996, we established a wholly-owned Hong Kong subsidiary, Vans Far East Limited ("VFEL"), and granted a worldwide license (excluding the United States) to VFEL to use our trademark on and in connection with the manufacture and distribution of footwear. VFEL, in turn, contracts with distributors for foreign countries.

On November 20, 1996, we acquired 51% of the outstanding Common Shares of Global Accessories Limited, our exclusive distributor for the United Kingdom, now known as Vans Inc. Limited ("VIL"), in a stock-for-stock transaction. In November 1998, 1999 and 2000 we acquired, in total, an additional 29% of the common shares of VIL, to bring the total investment to 80%. In October 2000, the remaining 20% of the VIL common shares were acquired by us. The results of operations of VIL have been included in our consolidated statements of operations since the date of acquisition.

On July 21, 1998, we acquired all of the outstanding capital stock of Switch Manufacturing, a California corporation ("Switch"), through a merger (the "Merger") with and into a wholly-owned subsidiary. The Merger was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the net assets acquired based on their fair values. Switch is the manufacturer of the Autolock® step-in boot binding system, one of the leading snowboard boot binding systems in the world. The Merger consideration paid by us consisted of: (i) 133,292 shares of our Common Stock; (ii) $2,000,000 principal amount of unsecured, non-interest bearing promissory notes due that were paid on July 20, 2001; and (iii) contingent consideration up to $12,000,000 based on certain performance criteria of Switch during the Fiscal year ending May 31, 2001, that was not met. As a result, no contingent consideration was due or payable.

On July 29, 1999, we acquired all of the outstanding capital stock of High Cascade Snowboard Camp, Inc., an Oregon corporation ("High Cascade"), and its sister company, Snozone Boarding and Video, Inc., an Oregon corporation, through mergers of the two companies with and into a wholly-owned subsidiary of the Company. The consideration exchanged by us primarily consisted of 236,066 shares of our Common Stock. The results of the two companies have been consolidated in our financial statements starting with the period beginning on June 1, 1999. The merger was accounted for as a pooling of interests. High Cascade, located at the base of Mount Hood in Oregon, is the leading summer snowboarding camp in the world.

On May 30, 2001, we completed an underwritten public offering of common stock (the "Offering"). In connection with the Offering, 2,800,000 shares of the Company's common stock were sold for net proceeds of $60.1 million. On June 7, 2001, an additional 420,000 shares were sold for net proceeds of $9.2 million to cover over-allotments. We used, and are using, the net proceeds from the Offering to (i) repay $3.0 million outstanding under our unsecured revolving line of credit; (ii) repay $13.6 million outstanding under the unsecured term loan; and (iii) increase working capital to open retail stores, skateparks and for general corporate purposes.

On February 15, 2002, we acquired a 70% interest in C.C.R.L., LLC which is in the business of creating, producing, marketing and promoting the VANS Warped Tour®. C.C.R.L., LLC was acquired because we believe the acquisition should produce results which will satisfy our return on investment criteria and because of the importance of music to our key customers as a part of our long-term strategy for building and maintaining a long-term proprietary connection with our core market. The results of operations of C.C.R.L., LLC have been included in our consolidated statements of operations since the February 15, 2002, the date of the acquisition. C.C.R.L., LLC had no tangible assets or liabilities at the date of acquisition. As a result, the entire purchase price of $5,199,000 has been preliminarily allocated to the following intangible assets: $752,000 to identifiable intangibles, primarily the Warped Tour® trademark, and $4,894,000 as goodwill. The identified intangibles will be amortized over a 10-year life.

On April 15, 2002, we acquired all of the outstanding capital stock of Mosa Extreme Sports, Inc., a California corporation ("Mosa"), through a merger with and into a wholly-owned subsidiary (see note 3).

2. **Summary of Significant Accounting Policies**

Principles of Consolidation. The consolidated financial statements include the accounts of Vans and its subsidiaries, Switch Manufacturing, a California corporation, Vans International, Inc., a foreign sales corporation ("FSC"), Vans Footwear International, Inc., a California corporation, VFEL, Vans Footwear Limited, a wholly-owned United Kingdom subsidiary, Vans.com LLC, a Delaware limited liability company, VIL, Vans Latinoamericana, Vans Argentina, Vans Brazil, Vans Uruguay, Vans Shoes Outlets, Ltd., a Texas Limited Partnership of which the Company is a general partner, Van Pac, VASH, High Cascade, C.C.R.L., LLC and Mosa.

Use of Estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States for the periods. Actual results could differ from those estimates.

Foreign Currency Translation. The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at a weighted average rate of exchange during the period of existence. The resultant translation adjustments are included in cumulative foreign currency translation adjustment, a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in income currently.

Derivatives and Hedging. We use derivative financial instruments to manage our exposures to foreign exchange rates. Effective June 1, 2001, we adopted SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures. The cumulative effect of adopting SFAS No. 133 was not significant.

We enter into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, primarily anticipated intercompany sales of inventory. Hedged transactions are denominated primarily in British Pounds and Euros. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with our established risk management policies. Pursuant to our foreign exchange hedging policy, we may hedge anticipated transactions and the related intercompany payable denominated in foreign currencies using forward foreign currency exchange rate contracts. Foreign currency derivatives are used only to the extent considered necessary to meet our objectives of minimizing variability in our operating results arising from foreign exchange rate movements. We do not enter into foreign exchange contracts for speculative purposes. Hedging contracts mature within twelve months from their inception.

At May 31, 2002, we had approximately $22,973,000, respectively, of foreign exchange contracts outstanding. All of the contracts outstanding were designated as cash flow hedges. We estimate the fair values of derivatives based on quoted market prices or pricing models using current market rates, and record all derivatives on the balance sheet at fair value. At May 31, 2002, the net fair values of foreign currency-related derivatives designated as cash flow hedges were recorded as current liabilities of $614,000.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and subsequently reclassified into earnings as a component of other non-operating income (expense) in the period during which the hedged transaction is recognized in earnings.

For the twelve months ended May 31, 2002, we reclassified net losses of $110,000 into earnings related to the release of the effective portion of net losses on contracts designated as cash flow hedges.

As of May 31, 2002, $492,000 of deferred net losses related to derivative instruments designated as cash flow hedges were included in accumulated other comprehensive income. These derivative instruments hedge transactions that are expected to occur within the next twelve months. As the hedged transactions are completed and recognized in earnings, the related deferred net gain or loss is reclassified from accumulated other comprehensive income into earnings. We do not expect that such reclassifications would have a material effect on our earnings, as any gain or loss on the derivative instruments generally would be offset by the opposite effect on the related underlying transactions.

Prior to the date of adoption of SFAS 133, the Company's existing foreign currency contracts were characterized as fair value hedges and market gains and losses and applicable premiums on foreign currency contracts used to hedge firm commitments denominated in foreign currencies were recognized in other non-operating (income)/expense when the hedged transaction was recognized. At May 31, 2001, we had foreign currency contracts outstanding with nominal amounts totaling $4,335,000 and fair values of approximately $300,000. The effect of the re-characterization to cash flow hedges on June 1, 2001 was not material.

Cash Equivalents. For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Marketable Debt Securities. We invest a portion of our available cash in investment grade federal agency notes, corporate bonds and asset backed debt securities with remaining maturities of three months to two years. These marketable debt securities are classified as available for sale as we do not have the intent to hold to maturity. As the securities are readily convertible to cash and are expected to be used to meet cash flow requirements over the next 12 months. They have been classified as current at May 31, 2002. Due to the relatively short-term nature of these investments, their cost approximates fair value.

Inventories. Inventories are valued at the lower of cost or market (net realizable value). Cost is determined using the first-in, first-out (FIFO) method. VIL uses the weighted average cost method.

Goodwill and Identifiable Intangible Assets. Goodwill represents the excess of the purchase price over the estimated fair value of the tangible and identifiable intangible net assets acquired. Prior to the June 1, 2001 adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill was being amortized on a straight-line basis over periods ranging from 15 to 30 years. SFAS No. 142 requires that we separately state those acquired identifiable intangible assets previously presented as a component of goodwill. Accordingly, at June 1, 2002 we reclassified trademarks and patents of $2,139,000 (net of accumulated amortization of $378,000). These trademarks and patents existing at June 1, 2001 will continue to be amortized over their remaining estimated useful lives of 16 years. The estimated amortization expense for these trademarks and patents, as well as those identifiable intangibles acquired as a result of the C.C.R.L., LLC and Mosa acquisitions during fiscal 2002, for each of the five succeeding years is estimated to be $746,000 for fiscal 2003 and $412,000 per year, thereafter.

	YEARS ENDED MAY 31,	
	2001	2000
Net earnings	$14,990,000	$12,087,000
Add back: goodwill amortization	1,514,000	1,310,000
Pro forma net earnings	$16,504,000	$13,397,000
Per share information:		
Basic:		
Net earnings	$ 1.06	$ 0.89
Goodwill amortization	0.11	0.09
Pro forma net earnings	$ 1.17	$ 0.98
Diluted:		
Net earnings	$ 0.99	$ 0.84
Goodwill amortization	0.10	0.09
Pro forma net earnings	$ 1.09	$ 0.93

SFAS No. 142 requires that we prospectively cease amortization of goodwill and identifiable intangible assets not subject to amortization and instead conduct periodic tests of impairment. The following table shows, on a pro-forma basis, what earnings and earnings per share would have been if the new accounting standards had been applied for the periods indicated.

In addition to the June 1, 2001 transitional impairment assessment required by SFAS No. 142, we are required to assess goodwill and identifiable intangible assets not subject to amortization at least annually for impairment at the reporting unit level. The impairment assessment required by SFAS No. 142 is a two step approach. The first step requires a comparison of the estimated fair value of the reporting unit to the carrying amount of the reporting unit. In both the transitional and annual assessment, fair value is determined by using a combination of techniques, such as the traditional present value approach, the expected cash flow approach, and the multiple of earnings approach. The most significant assumptions we use in this analysis are those made in estimating future cash flows. In estimating future cash flows, we generally use the financial assumptions in our current budget and our strategic plan including sales and expense growth rates and the discount rate we estimate to represent our cost of funds. In both the transitional assessment and annual assessment, the estimated fair value of each of our reporting units exceeded the reporting units' carrying amount. Accordingly, we were not required to complete the second step and no impairment charge was required to be recorded.

Revenue Recognition. Revenue is recognized at point of sale for retail operations. For product manufactured outside the U.S. and shipped directly to the international distributors, revenue is recognized when goods are accepted by the freight forwarder. Revenues from royalty agreements are recognized as earned. During fiscal 2000, revenue on shipments to wholesale customers was recognized upon shipment of product. We adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of fiscal 2001 with an effective date of June 1, 2000. SAB 101 summarizes the SEC's Division of Corporation Finance Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, we recognized a charge for the cumulative effect adjustment of $441,000, related to revenue of $2,396,000, in the consolidated financial statements for the year ended May 31, 2001 to reflect the change in our revenue recognition policy from shipping point to the time risk of loss transfers to the wholesale customers. The accounting change did not have a material impact on reported revenues and operating income for the year ended May 31, 2001.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, less depreciation and amortization. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

	YEARS
Property held for lease	5-31.5
Machinery and equipment	5-10
Store fixtures and equipment	5-7
Automobiles and trucks	5-7
Computer, office furniture and equipment	3-7

Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms.

Income Taxes. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

We account for long-lived assets, including intangible assets with estimable useful lives, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

As a result of this analysis, we incurred impairment charges of $6,579,000 in the fourth quarter of fiscal 2002. The impairment charges include: (i) $1,589,000 related to our under-performing Bakersfield skatepark which we anticipate will be closed in the first half of fiscal 2003; (ii) $3,378,000 write-down of fixed assets, primarily tenant improvements, of our under-performing Denver skatepark; (iii) a $884,000 write-down of fixed assets, primarily tenant improvements, of our three poorest-performing full-price stores which were originally designed to be Vans Triple Crown stores; and (iv) a $728,000 write-down of capitalized production costs for certain entertainment assets.

The impairment charge of our Bakersfield skatepark includes the write-down of $1,306,000 of tenant improvements and $283,000 of estimated closure costs primarily related to future lease obligations. None of the store closure costs had been utilized as of May 31, 2002.

Advertising, Start-Up and Product Design and Development Costs

We charge all advertising costs, start-up costs and product design and development costs to expense as incurred. Costs related to promotional activities are expensed when the promotional event occurs. From time to time, we are able to offset a portion of these promotional costs through third party sponsorships. Such third party sponsorship amounts are recorded as a reduction in marketing, advertising and promotion when the promotional event occurs.

Other Income (Expense). Other income (expense) is comprised of the following:

	YEARS ENDED MAY 31,		
	2002	2001	2000
Non-footwear licensing income	$ 529,052	$ 732,381	$ 704,367
Rental income	—	416,992	587,855
Gain of sale of property held for lease (note 5)	—	1,066,940	—
Gain on sale of VANS Warped Tour and resulting earn-out	170,596	834,975	—
Realized loss on marketable security investments	—	(1,075,282)	—
Foreign currency transaction loss	(1,784,247)	(641,623)	(541,614)
Other	26,083	(92,387)	2,943
	$(1,058,516)	$ 1,241,996	$ 753,551

Fair Value of Financial Instruments. As of May 31, 2002 and 2001, the fair value of most financial instruments approximated carrying value. The carrying value of marketable debt securities, accounts receivable, accounts payable, accrued payroll and related expenses and short-term borrowings approximates fair value because of the short-term maturity of these financial instruments. The carrying value of our fixed and variable long-term borrowings approximates fair value because the fixed and variable rates approximate the market rates for such borrowings. The fair value of our derivative financial instruments are disclosed above.

We received equity securities in Quokka Sports and Launch Media in connection with the sale of businesses in which we held a minority interest. We classified these equity investments as available-for-sale securities and as such under the FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities," temporary declines in the value of these investments are not recognized in earnings, but are reported in other comprehensive income. However, a decline in fair value that is other than temporary must be accounted for as a realized loss and included in earnings. We made such an adjustment to our investment in Quokka Sports during the third quarter of fiscal 2001 and to our investment in Launch Media in the fourth quarter of fiscal 2001.

Stock-Based Compensation

We have continued to measure compensation cost of employee stock option plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to make pro forma disclosures of net earnings and earnings per share as if the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123 had been applied (see note 10).

Business Segment Reporting

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires reporting information about business segments and related disclosures about products, geographic areas and major customers, if applicable. Our operations are classified into three distinct channels: retail, wholesale and international. Sales through our international retail stores are included in overall international sales. We evaluate performance based on channel revenue and consolidated operating income. Discrete profitability measures for each sales channel are not yet available. Information related to these sales channels is summarized in note 13.

Net Earnings (Loss) per Common Share

In Fiscal 2002, the weighted average shares used in the diluted earnings (loss) per share calculation were the same as the weighted average shares used in the basic loss per share calculation because the inclusion of any stock options would have had an anti-dilutive effect because we incurred a net loss.

In Fiscal 2001 and 2000, the weighted average shares used in the diluted earnings per share calculation differ from the weighted average shares used in the basic earnings per share calculation solely due to the dilutive effect of stock options.

Options to purchase 1,623,298, 2,000 and 70,000 shares of common stock at prices ranging from $5.75 to $22.00 were outstanding during fiscal years 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS as their inclusion would have been anti-dilutive.

Reclassifications. Certain amounts in the Fiscal 2001 and 2000 consolidated financial statements have been reclassified to conform to the Fiscal 2002 presentation.

3. Acquisition of Mosa Extreme Sports, Inc.

On April 15, 2002, we acquired 100% of the outstanding capital stock of Mosa. Mosa's results of operations have been included in our consolidated financial statements since that date. Mosa manufactures and distributes Pro-Tec brand helmets, protective gear and pads for active sports. The Pro-Tec brand was founded in 1973 and has authenticity and strong brand equity in the skate, BMX and snow industries. We believe the combination of Mosa's brand authenticity, size, simplicity, synergies and accretion make Mosa a key part of our strategy for building and maintaining a long-term proprietary connection with our core market.

The aggregate purchase price paid by us consisted of (i) $7.5 million in cash; (ii) 589,157 shares of our common stock, valued at $7.3 million; and (iii) contingent consideration up to $5.0 million based on certain performance criteria of Mosa during the fiscal years ending May 31, 2003 and 2004. The value of the 589,157 common shares we issued was determined based on the average trading price of our common stock five days before and after the acquisition terms were agreed to and announced. The purchase was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the net assets of Mosa based on their fair values.

The following table summarizes the preliminary estimated fair value of the assets acquired, including the costs in excess of the net assets acquired, and the liabilities assumed at the date of acquisition:

	APRIL 15, 2002
Current assets	$ 2,638,258
Fixed assets	572,474
Identifiable intangible assets	11,618,236
Goodwill	5,839,446
Other assets	24,000
Total assets acquired	20,692,414
Current liabilities	1,476,769
Deferred tax liability	4,148,681
Total liabilities assumed	5,625,450
Net assets acquired	$15,066,964

Identifiable intangibles acquired amounted to $11.6 million, of which approximately $10.9 million was assigned to the Pro-Tec trademark and is not subject to amortization and the remaining approximately $700,000 of acquired intangibles relate to open back orders, non-compete agreements and customer lists and have a weighted average useful life of approximately three years.

Selected unaudited pro forma combined results of operations for the years ended May 31, 2002 and 2001, assuming the Mosa acquisition occurred on June 1, 2000, are presented as follows:

	PRO FORMA (UNAUDITED) YEARS ENDED MAY 31,	
	2002	2001
Net sales	$345,301,000	$355,633,000
Gross profit	$159,910,000	$156,841,000
Operating expenses	$162,812,000	$127,282,000
Earnings (loss) before income taxes, minority interest and cumulative effect of accounting change	$ (2,773,000)	$ 28,127,000
Net income (loss)	$ (3,089,000)	$ 16,899,000
Per share information:		
Basic:		
Net earnings (loss)	$ (0.17)	$ 1.15
Weighted average common shares	18,353,000	14,754,000
Diluted:		
Net earnings (loss)	$ (0.17)	$ 1.07
Weighted average common shares	18,353,000	15,784,000

4. Inventories

Inventories are comprised of the following:

	MAY 31,	
	2002	2001
Work-in-process	$ —	$ 129,145
Finished goods	48,834,864	52,698,718
	$48,834,864	$52,827,863

Inventories at May 31, 2002 and 2001 are reduced by $3,769,350 and $691,000, respectively, to reflect the lower of cost or market adjustments.

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

	MAY 31,	
	2002	2001
Land	$ 135,641	$ 135,641
Building	1,210,597	1,210,597
Machinery and equipment	4,108,624	4,007,043
Store fixtures and equipment	15,072,358	9,569,339
Automobiles and trucks	880,943	826,596
Computers, office furniture and equipment	14,031,632	10,580,098
Leasehold improvements	33,157,654	28,060,440
Less accumulated depreciation and amortization	(27,471,052)	(20,341,734)
	$ 41,126,397	$ 34,048,020

In May 2001, we sold property held for lease related to the Orange, California manufacturing facility, which closed in 1995, for $6.3 million. The $6.3 million sales price, less (i) the book value of $4,969,000, net of $5,148,000 in accumulated depreciation; and (ii) commissions, fees and expenses, resulted in a gain of $1,067,000 which is recorded in other income in the consolidated statement of operations. In connection with the transaction, we received $1.0 million in cash and a $5.3 million note receivable from the buyer, secured by a deed of trust on the property. The note receivable is included in other assets in the consolidated balance sheet and totals $5,376,000 at May 31, 2002.

Included in machinery and equipment and automobiles and trucks at May 31, 2001 is $708,000 of assets held under capital leases. At May 31, 2001, accumulated amortization of assets held under capital leases totaled $632,000 (see note 9).

Depreciation expense totaled $8,070,000, $6,133,000 and $4,381,000 for the years ended May 31, 2002, 2001 and 1999, respectively.

6. Credit Facilities and Short-Term Borrowings

We maintain an unsecured credit facility pursuant to a credit agreement with several lenders. This credit facility permits us to utilize the funds thereof for general corporate purposes, capital expenditures, acquisitions and stock repurchases. The credit facility consists of an unsecured revolving line of credit and a $15.0 million unsecured term loan. The revolving line of credit expires on April 30, 2004. We have the option to pay interest on revolving line of credit advances at a rate equal to either LIBOR plus a margin, or the base rate plus a margin. The LIBOR rate margin and the base rate margin are based on our ratio of "Funded Debt" to "EBITDA," each as defined in the credit agreement.

Of the $15.0 million term loan, approximately $5.0 million was disbursed at the original closing of the credit facility to replace a portion of our former credit facility used for our 1998 stock repurchase program, which was completed in the fiscal year ended May 31, 1999, approximately $3.0 million was disbursed in the second quarter of the fiscal year ended May 31, 2000 for capital expenditures, and the remaining portion was disbursed in the first quarter of the fiscal year ending May 31, 2001 for capital expenditures. The term loan was paid off in full in May 2001 with a portion of the net proceeds of our May 2001 public offering.

Under the amended credit agreement, we must maintain certain financial covenants and are prohibited from engaging in certain transactions or taking certain corporate actions, such as the payment of dividends, without the consent of the lenders. The loss we incurred in the fourth quarter of fiscal 2002 caused us to be out of compliance with one of the financial covenants contained in the credit agreement (see note 15).

At May 31, 2002, we had no borrowings under the credit facility.

7. Debt

Long-term debt at May 31, 2002 and 2001 consists of the following:

	MAY 31,	
	2002	2001
12% note payable to Tavistock	$2,762,750	$1,981,980
Switch note payable	—	1,967,079
High Cascade notes payable	329,130	365,992
Mosa note payable	100,000	—
	3,191,880	4,315,051
Less: Current portion	—	1,967,079
	$3,191,880	$2,347,972

Our foreign owned subsidiary, Vans Latinoamericana, maintains a 12% note payable to Tavistock Holdings A.G., a 49.99% owner of such company. The loan by Tavistock is in accordance with the shareholders' agreement requiring Tavistock to provide operating capital as needed in the form of a loan to Vans Latinoamericana. The note is due and payable on December 31, 2004.

8. Income Taxes

The components of earnings (loss) before income taxes, minority interest in income of consolidated subsidiaries and cumulative effect of accounting change are as follows:

	YEARS ENDED MAY 31,		
	2002	2001	2000
U.S.	$(10,840,000)	$13,282,000	$10,373,000
Non-U.S.	8,931,000	11,952,000	9,518,000
Total	$ (1,909,000)	$25,234,000	$19,891,000

Income tax expense (benefit) consists of the following:

	YEARS ENDED MAY 31,		
	2002	2001	2000
Current:			
U.S. Federal	$ (909,049)	$4,744,601	$3,026,744
State	82,110	1,468,407	1,412,710
Foreign	2,068,287	2,267,193	2,433,173
	1,241,348	8,480,201	6,872,627
Deferred:			
U.S. Federal	(1,548,854)	77,013	(213,330)
State	(552,508)	22,356	140,703
Foreign	287,327	—	—
	(1,814,035)	99,369	(72,627)
	$ (572,687)	$8,579,570	$6,800,000

Total income tax expense (benefit) differed from amounts computed by applying the U.S. Federal statutory tax rate of 35% to earnings (loss) before income taxes, minority interest in consolidated subsidiaries and cumulative effect of accounting change as a result of the following:

	YEARS ENDED MAY 31,		
	2002	2001	2000
Computed "expected" tax expense (benefit)	$(668,135)	$8,831,909	$6,961,913
Amortization of intangible assets	—	530,033	458,659
State franchise taxes, net of Federal benefit	(305,758)	968,996	1,009,718
Foreign tax credit	—	(468,893)	(1,118,341)
Foreign owned subsidiary bad debt	656,250	—	—
Other	(273,828)	(117,512)	720,693
Tax effect of foreign operations	18,784	(1,164,963)	(1,232,642)
	$(572,687)	$8,579,570	$6,800,000

The components of net deferred taxes as of May 31, 2002 and 2001 follow:

	MAY 31,	
	2002	2001
Deferred tax assets:		
Accounts receivable	$ 1,223,026	$1,038,511
Inventories	2,094,759	539,894
Restructuring costs	—	80,000
Accrued expenses	4,796,141	1,001,492
Intangibles	602,066	166,956
Unrealized loss	255,038	—
Tax credit and other carryforwards	530,801	1,097,006
	9,501,831	3,923,859
Valuation allowance	(242,034)	(242,034)
Total deferred tax assets	9,259,797	3,681,825
Deferred tax liabilities:		
Property, plant and equipment	4,205,635	2,762,568
Intangibles	5,078,328	182,525
Unremitted earnings of foreign subsidiaries	1,196,264	1,168,114
Total deferred tax liabilities	10,480,227	4,113,207
Net deferred tax liabilities	$(1,220,430)	$ (431,382)

The tax credit and other carryforwards expire at various dates beginning in fiscal 2004. During fiscal 2001, $767,000 in tax credit carryforwards expired. Such amounts had previously been fully reserved for in the valuation allowance.

Based on our current and historical pre-tax results of operations, we believe it is more likely than not that we will realize the benefit of the existing deferred tax assets as of May 31, 2002, with the exception of certain foreign tax credit and other carryforwards which may not be realizable.

Undistributed earnings of certain of our foreign subsidiaries in the cumulative amount of approximately $27.4 million are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both federal income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

9. Commitments and Contingencies

Wage and Hour Litigation. During the third quarter of fiscal 2002, we settled the wage and hour litigation we discussed in our Annual Report on Form 10-K for Fiscal 2001. We agreed to stipulate to the certification of the class and pay claims of class members, attorneys' fees and other administrative fees in an amount not to exceed $1.1 million. The settlement was preliminarily approved by the Court on January 30, 2002 and claim notices were mailed to class members in March and June. The final settlement was approved by the Court on August 8, 2002. We believe the aggregate amount we will have to pay in this matter will be approximately $875,000 which has been provided for at May 31, 2002.

Litigation involving former Officer and Consultant and Their Affiliates. On March 20, 2002, we filed a complaint in the Superior Court for the County of Los Angeles entitled Vans, Inc. vs. Scott Brabson, Gordana Brabson, Jay Rosendahl, Heidi Rosendahl, Catch Air Technology, et al, Case No. BC 27031. In this action, we have alleged that the defendants, one of whom is a former officer of Vans, and another of whom is a former consultant of Vans, engaged in a conspiracy to obtain unauthorized payments or "commissions" from certain of our factories in China. We also filed a separate arbitration proceeding against Messrs. Brabson and Rosendahl in which we made the same allegations. We believe the amount of money wrongfully obtained by the defendants exceeds $3.0 million. In the Superior Court action, we sought, and obtained, first a temporary restraining order, and then a preliminary injunction, prohibiting the defendants from transferring certain assets owned by them and from transferring monies held in certain bank accounts.

Additionally, on March 1, 2002, we were sued in Superior Court for the County of Los Angeles by Cross-Fire Technology and its related entities (Cross-Fire Technology, et al vs. Vans, Inc. and Arthur I. Carver, Case No. BC 269228). The plaintiffs are controlled by certain of the individual defendants in the above lawsuit. The plaintiffs allege that an officer of Vans made unlawful threats against certain factories that make footwear for us and the plaintiffs and slanderous statements against an affiliate of the plaintiffs. We intend to vigorously defend this matter and currently believe we have meritorious defenses in this matter.

On July 30, 2002, the Court consolidated both of the court cases into one action and consolidated both of the arbitration cases into a separate proceeding. The Court set a trial date of February 24, 2003, for the Superior Court action and ordered that the arbitration proceeding be concluded by January 31, 2003.

In addition to the foregoing, from time to time we are the subject of claims in the ordinary course of our business which are not expected to have a materiel impact on our results of operations or liquidity.

Operating Leases. Substantially all of our retail stores and our distribution facility are leased under noncancelable operating leases having original terms in excess of one year. Certain leases are renewable and contain clauses for rent escalation. The future minimum rental payments under noncancelable operating leases are as follows at May 31, 2002:

2003	$ 17,633,061
2004	17,410,684
2005	16,515,465
2006	15,664,547
2007	15,495,684
Thereafter	51,027,775
	$133,747,216

We also lease certain other equipment on a month-to-month basis. Total rent expense incurred for the years ended May 31, 2002, 2001 and 2000 under all operating leases was approximately $17,618,000, $13,149,000 and $8,934,000, respectively.

Included in rent expense for each of the years ended May 31, 2002, 2001 and 2000 is $36,000 for the rent of a retail store from The Group, a California general partnership whose partners are former shareholders of our predecessor. We also incurred rent expense of $17,900 for the three years ended May 31, 2002 for the lease of two retail stores owned by members of the immediate family of one of the founders of our predecessor.

Deferred Compensation Plan. We have established a deferred compensation plan for the benefit of Walter E. Schoenfeld, our Chairman and former Chief Executive Officer, and his spouse. Under the plan, we established a trust which will hold and disperse assets pursuant to the terms of the plan. For a period of five years, we deposited $200,000 per year with the trustee of the trust. The trust funds are invested by the trustee in accordance with instructions given by us. Under the trust agreement, as amended, Mr. Schoenfeld had the irrevocable option to receive four equal lump sum payments equal in total to the trust balance as of January 31, 2001, or commencing in 2001 the trustee would pay Mr. Schoenfeld $100,000 per year from the trust funds for the remainder of Mr. Schoenfeld's life and then will be paid to his spouse, if she survives him. Effective December 15, 2000, Mr. Schoenfeld elected to receive the four equal lump sum payments. These payments will be made on February 15, 2004, May 15, 2004, August 15, 2004 and November 15, 2004. During fiscal 2002, 2001 and 2000, $165,000, $217,000 and $223,000, respectively, was recorded as compensation expense. At May 31, 2002 and 2001 the balance in deferred compensation account was $1,172,000 and $1,008,000, respectively.

We have established a split dollar life insurance plan for Gary H. Schoenfeld, our President and Chief Executive Officer. A split dollar plan is a non-qualified employee benefit plan in which the company and the employee agree to share the costs and benefits of a whole life insurance policy. Under the plan, we pay all premiums due and we are assigned a death benefit equal to the cumulative net premium contributed. During both fiscal 2002 and 2001, $124,000 was recorded as compensation expense. At May 31, 2002 and 2001, the balance in the liability account was $310,000 and $186,000, respectively.

License Agreements. We have commitments to pay minimum guaranteed royalties under license agreements for certain athletes aggregating approximately $2,547,000 at May 31, 2002. These agreements range from 1-3 years in duration and are payable through July 2005. Approximately $1,515,000, $1,325,000 and $976,000 were paid under such license agreements during the years ended May 31, 2002, 2001 and 2000, respectively.

Third Party Manufacturing. No manufacturer accounted for more than 10% of third-party shoes manufactured for us during the three-year period ended May 31, 2002.

10. Stock Options

Stock Compensation Plans

At May 31, 2002, we have two stock-based compensation plans and certain non-qualified stock options that were not issued under the plans. No compensation cost has been recognized for fixed stock option plans consistent with the intrinsic value method. Had compensation cost for our two stock-based compensation plans and the non-qualified stock options been recognized under SFAS Statement No. 123, our net earnings and earnings per share would have been reduced as indicated in the pro forma amounts indicated below:

	YEARS ENDED MAY 31,		
	2002	2001	2000
Pro forma net (loss) earnings (in thousands)	$(3,609)	$14,216	$11,400
Pro forma (loss) earnings per share			
Basic	$ (0.20)	$ 1.00	$ 0.84
Diluted	$ (0.20)	$ 0.94	$ 0.79

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000, respectively: expected volatility of 54% for fiscal 2002, 54% for fiscal 2001, and 54% for fiscal 2000; risk-free interest rates ranging from 3.76% to 4.92% for fiscal 2002, 4.78% to 5.82% for fiscal 2001, and 5.63% to 6.62% for fiscal 2000; assumed dividend yield of zero for all three years; and expected lives of four and six years. The weighted average fair value of options granted in fiscal 2002 is $5.76.

Vanstastic Plan. In July 1997, the Board of Directors adopted the Vanstastic Employee Stock Option Plan (the "Vanstastic Plan"). Options granted under the Vanstastic Plan may be either incentive stock options or non-statutory options. We may grant all full-time employees, and part-time employees working more than 1,400 hours per fiscal year, stock options annually based on a formula. A total of 400,000 shares are available under the Vanstastic Plan and the Plan expires in July 2007. Stock options granted under the plan have a maximum term of ten years and vest over a five year period. The exercise price for each option is equivalent to no less than the fair market value of the Company's common stock on the date the option was granted.

2000 Plan. In August 2000, the Board of Directors adopted the 2000 Long-Term Incentive Plan ("2000 Plan") to replace the soon-to-expire 1991 Long-Term Incentive Plan. Under the 2000 Plan, incentive stock options, non-qualified options and restricted stock awards may be granted to key employees and non-qualified options may be granted to directors and consultants. A total of 1,750,000 shares have been reserved for issuance under the Plan. Stock options granted under the Plan have a maximum term of ten years and typically vest over a five-year period. The vesting period may be accelerated for certain options upon certain events. The exercise price for each incentive stock option is equivalent to no less than the fair market value of the Company's common stock on the date the option was granted.

A summary of the status of our stock option plans is presented below:

FIXED OPTIONS	2002 SHARES (000)	2002 WEIGHTED AVERAGE EXERCISE PRICE	2001 SHARES (000)	2001 WEIGHTED AVERAGE EXERCISE PRICE	2000 SHARES (000)	2000 WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	1,768	$ 8.14	1,588	$ 8.14	1,568	$ 7.60
Granted	205	13.15	813	13.64	307	10.69
Exercised	(70)	8.30	(526)	14.38	(156)	7.43
Forfeited	(280)	12.23	(107)	10.30	(131)	8.74
Outstanding at end of year	1,623	10.99	1,768	8.14	1,588	8.14
Options exercisable at year-end	918		691		903	
Weighted average fair value of options granted during the year		$ 9.20		$ 8.25		$ 5.52

The following table summarizes information about fixed stock options outstanding at May 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING AT MAY 31, 2002	WEIGHTED AVG. REMAINING CONTRACTUAL LIFE	WEIGHTED AVG. EXERCISE PRICE	OPTIONS EXERCISABLE AT MAY 31, 2002	WEIGHTED AVG. EXERCISE PRICE
$5.75 — 9.50	78,973	0.83	$ 7.41	78,973	$ 7.17
$4.50 — 6.38	29,167	2.56	$ 5.28	29,167	$ 5.28
$7.38 — 7.63	27,002	3.45	$ 7.49	27,002	$ 7.49
$9.25 — 9.38	256,247	4.59	$ 9.26	256,247	$ 9.26
$8.53 — 9.38	61,176	5.33	$ 9.26	52,341	$ 9.26
$5.88 — 10.50	254,167	6.52	$ 6.74	232,566	$ 6.83
$6.75 — 15.00	172,186	7.23	$10.89	100,629	$10.74
$3.00 — 22.00	565,476	8.47	$14.06	141,125	$14.17
$9.76 — 22.00	178,904	9.77	$13.06	—	$ —
	1,623,298			918,050	

The weighted average exercise price of options exercisable at May 31, 2002 is $10.94.

In addition to the above plans, during fiscal 1993 and fiscal 2001, the Board of Directors granted certain of our officers restricted stock awards representing an aggregate of 21,773 shares and 150,000 shares of common stock, respectively. Generally, the fiscal 1993 shares became fully vested five years from the grant date and remained restricted and non-transferable until such date. The fiscal 2001 shares vest and the restrictions terminate evenly over seven years. This vesting may be accelerated based on certain performance criteria as defined in the restricted stock award. During the year ended May 31, 2001, 5,273 shares under the fiscal 1993 grants were sold. As of May 31, 2002, stock awards representing 94,572 shares under the fiscal 2001 grant remained restricted.

Non-Qualified Plans. Under separate non-qualified stock option agreements, we granted options to purchase 853,176 shares of our stock at an exercise price ranging from $0.17 to $9.38 per share. The excess, if any, of the fair market value of our stock at the date of grant over the exercise price of the option was considered unearned compensation, which was amortized and charged to operations over the option's vesting period. During fiscal 2001, the remaining 37,960 options were exercised under the agreements for a total of 841,663 options exercised under these agreements.

11. Stockholder Rights Plan

On February 22, 1994, the Board of Directors unanimously adopted a Stockholder Rights Plan, pursuant to which it declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the common stock. In December 1996, the Board of Directors unanimously agreed to extend the Rights Plan to February 22, 2007, and change the price of each Right to $65.00. The Plan was amended and restated by the Board of Directors in its entirety in May 1999 to conform to certain changes in Delaware law.

The Rights dividend was payable on March 8, 1994 to the holders of record of shares of our common stock on that date. Each Right entitles the registered holder to purchase from us 1/100 of a share of our Series A Junior Participating Preferred Stock, par value $.001 per share, 1,500,000 shares authorized and no shares issued or outstanding at May 31, 2001 (the "Series A Preferred Stock"), at a price of $65.00 per 1/100 of a share, subject to adjustment.

The Rights become exercisable (i) the 10th business day following the date of a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, or (ii) the 10th business day following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the person or group making the offer becoming an Acquiring Person (the earlier of the dates described in clauses (i) and (ii) being called the "Distribution Date").

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 22, 2007 (the "Scheduled Expiration Date"), unless prior thereto the Distribution Date occurs, or unless the Scheduled Expiration Date is extended.

Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event our assets are liquidated, the holders of the shares of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. The Rights Plan was first ratified and approved by our stockholders at the 1994 annual meeting of stockholders and was re-ratified and re-approved by the stockholders at the 1997 and 2000 annual meeting of stockholders.

12. Export Sales

Sales to foreign unaffiliated customers, by major country through VFEL, were as follows:

	YEARS ENDED MAY 31,		
	2002	2001	2000
France	$23,134,000	$25,832,000	$21,987,000
United Kingdom	19,231,000	13,238,000	11,388,000
Japan	10,922,000	12,497,000	13,568,000
Germany	10,145,000	10,498,000	14,319,000
Mexico	9,925,000	6,918,000	5,304,000
Canada	4,808,000	5,652,000	4,305,000
Argentina	2,656,000	5,189,000	3,778,000
Brazil	1,914,000	2,054,000	532,000
Holland	1,912,000	1,273,000	658,000
Spain	1,746,000	2,540,000	2,023,000
Switzerland	1,393,000	1,517,000	1,827,000
Australia	1,236,000	2,308,000	2,644,000
Other	8,278,000	8,705,000	8,571,000
	$97,300,000	$98,221,000	$90,904,000

Our operations are subject to the customary risks of doing business abroad, including, but not limited to, currency fluctuations, customs duties and related fees, various import controls and other non-tariff barriers, restrictions on the transfer of funds, labor unrest and strikes and, in certain parts of the world, political instability. We believe that we have acted to reduce these risks by diversifying manufacturing among various countries, and within those countries, among various factories.

13. Business Segments, Concentration of Business and Credit Risk and Significant Customers

Our accounting policies for the sales channels below are the same as those described in the summary of significant accounting policies. We evaluate performance based on channel revenues and consolidated operating income. Revenues for each sales channel are summarized as follows:

	YEARS ENDED MAY 31,		
	2002	2001	2000
Retail	$110,888,000	$103,330,000	$ 77,761,000
Wholesale	124,163,000	139,644,000	108,663,000
International	97,300,000	98,221,000	90,904,000
	$332,351,000	$341,195,000	$277,328,000

We do not have any individual customers representing more than 10% of sales.

In addition, we have long-lived assets located outside the U.S. The following table summarizes our long-lived assets:

	YEARS ENDED MAY 31,	
	2002	2001
Located in U.S.	$39,661,000	$32,780,000
Located in foreign countries	1,465,000	1,268,000
	$41,126,000	$34,048,000

14. Selected Quarterly Financial Data (Unaudited)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Fiscal year ended May 31, 2002:				
Net Sales	$118,060,000	$68,333,000	$82,151,000	$ 63,807,000
Gross Profit	55,338,000	33,260,000	37,737,000	26,042,000
Earnings (loss) from operations	16,379,000	1,327,000	641,000	(20,323,000)
Net earnings (loss)	11,343,000	513,000	483,000	(14,934,000)
Earnings (loss) per share, basic	$ 0.64	$ 0.03	$ 0.03	$ (0.83)
Earnings (loss) per share, diluted	$ 0.61	$ 0.03	$ 0.03	$ (0.83)
Fiscal year ended May 31, 2001:				
Net Sales	$100,580,000	$74,520,000	$80,865,000	$ 85,231,000
Gross Profit	44,145,000	32,452,000	34,299,000	37,519,000
Earnings from operations	12,453,000	5,656,000	3,816,000	4,640,000
Earnings before cumulative effect of accounting change	7,513,000	3,204,000	2,015,000	2,699,000
Net earnings	7,072,000	3,204,000	2,015,000	2,699,000
Income per share before cumulative effect of accounting change, basic	$ 0.54	$ 0.23	$ 0.14	$ 0.19
Net income per share, basic	$ 0.51	$ 0.23	$ 0.14	$ 0.19
Income per share before cumulative effect of accounting change, diluted	$ 0.51	$ 0.21	$ 0.13	$ 0.17
Net income per share, diluted	$ 0.48	$ 0.21	$ 0.13	$ 0.17

15. Subsequent Events

In August 2002, we decided to shut-down our 50.01% owned joint venture operations in Brazil, Argentina and Uruguay. These joint ventures contributed $4.6 million to net sales and incurred a loss before income taxes and minority interest of $1.9 million in fiscal 2002. Additionally, we recorded a $1.6 million provision for doubtful accounts in the fourth quarter of fiscal 2002 to allow for estimated losses on receivables due from these entities. The joint ventures are expected to cease operations within the next year. We do not expect the remaining operations or closure procedures for these joint ventures to have a material impact on our consolidated financial statements.

The loss we incurred in the fourth quarter of fiscal 2002 caused us to be out of compliance with one of the financial covenants contained in our credit agreement (see note 6). On August 28, 2002, we reached an agreement with our lenders to amend the credit agreement to: (i) lower the amount of the revolving credit facility from $85 million to $45 million, and (ii) waive our non-compliance with the financial covenant. At May 31, 2002, we were in compliance with the credit facility as amended.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Vans, Inc.:

We have audited the accompanying consolidated balance sheets of Vans, Inc. and subsidiaries as of May 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vans, Inc. and subsidiaries as of May 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective June 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets as required by the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

KPMG LLP

KPMG LLP
Orange County, California
July 17, 2002, except as to Note 15
which is as of August 28, 2002

STOCK DATA

Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "VANS." The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock, as reported by the Nasdaq National Market.

	HIGH	LOW
Fiscal Year Ended May 31, 2000		
First Quarter	$12.75	$ 9.63
Second Quarter	13.00	10.25
Third Quarter	16.44	11.56
Fourth Quarter	17.06	13.88
Fiscal Year Ended May 31, 2001		
First Quarter	$16.44	$12.31
Second Quarter	17.88	12.00
Third Quarter	23.12	13.88
Fourth Quarter	24.59	17.50
Fiscal Year Ended May 31, 2002		
First Quarter	$24.40	$15.70
Second Quarter	15.79	9.65
Third Quarter	15.50	11.45
Fourth Quarter	14.34	9.76

On August 27, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $6.40. As of August 27, 2002, there were 258 holders of record of our common stock.

We have never declared or paid a cash dividend on our common stock. We presently intend to retain earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our credit facility prohibit the payment of dividends without the consent of our lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Equity Compensation Plan Information

The following table provides information, as of May 31, 2002, with respect to all of our compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Plans approved by stockholders	1,623,296	$10.99	1,126,207
Plans not approved by stockholders	None	Not applicable	Not applicable
Total	1,623,296		1,126,207

SELECTED FINANCIAL DATA

The information set forth below should be read in conjunction with the consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report.

	YEARS ENDED MAY 31,				
	2002	2001	2000	1999	1998
	(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)				
STATEMENT OF OPERATIONS DATA:					
Net sales	$332,351	$341,195	$277,328	$210,113	$176,559
Net earnings (loss)	$ (2,595) (1)	$ 14,990	$ 12,087	$ 8,725	$ (2,677) (2)
Earnings (loss) Per Share Information:					
Basic:					
Earnings (loss) per share before Cumulative effect of accounting Change	$ (0.15) (1)	$ 1.09	$ 0.89	$ 0.66	$ (0.20) (2)
Weighted average common shares	17,764	14,165	13,603	13,290	13,284
Diluted:					
Earnings (loss) per share before Cumulative effect of accounting change	$ (0.15) (1)	$ 1.02	$ 0.84	$ 0.64	$ (0.20) (2)
Weighted average common shares	17,764	15,196	14,468	13,667	13,284
BALANCE SHEET DATA:					
Total assets	$256,727	$236,960	$171,477	$130,538	$113,338
Long-term debt	$ 3,192	$ 2,348	$ 12,131	$ 8,712	$ 1,874
Stockholders' equity	$204,307	$190,478	$108,317	$ 95,151	$ 86,148

(1) Reflects: (i) impairment charges of $6,579,000 incurred in the fourth quarter of fiscal 2002 in connection with the planned closure of our Bakersfield skatepark, the write-down of assets at our Denver skatepark and our three poorest performing retail stores, and the write-down of production costs for certain entertainment assets; and (ii) expenses of $8,468,000 primarily related to the write-down of slow-moving inventory, the planned shut-down of our joint venture operations in Brazil and Argentina, settlement of certain litigation, a higher level of returns and allowances, and severance payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal 2002 Overview."

(2) Reflects: (i) $8.2 million of restructuring costs associated with the closure of our Vista, California manufacturing facility, and the restructuring of our distribution system; and (ii) a $9.4 million write-down of inventory in the fourth quarter of fiscal 1998.

CORPORATE AND STOCKHOLDER INFORMATION

Board of Directors

Walter E. Schoenfeld, Chairman of the Board; member of the Mergers and Acquisitions Committee

Gary H. Schoenfeld, President and Chief Executive Officer; member of the Mergers and Acquisitions Committee

Wilbur J. Fix, Chairman of Fix Management Group; former Chairman of the Board and Chief Executive Officer of The Bon Marche; member of the Audit Committee and the Corporate Governance Committee; Chairman of the Compensation Committee

James R. Sulat, Chief Financial Officer of Chiron Corporation; Chairman of the Audit Committee; member of the Corporate Governance Committee

Kathleen M. Gardarian, Founder and Chief Executive Officer of Qualis International, Inc.; member of the Compensation Committee

Lisa M. Douglas; President and Chief Executive Officer of Nufitness Corporation; member of the Compensation Committee and Chairperson of the Nominating Committee

Gerald Grinstein, Non-Executive Chairman of the Board of Agilent Technologies; member of the Mergers and Acquisitions Committee; Chairman of the Corporate Governance Committee

Charles G. Armstrong, President and Chief Operating Officer of the Seattle Mariners Baseball Club; member of the Audit Committee and the Corporate Governance Committee

Leonard R. Wilkens, Head Coach of the Toronto Raptors basketball team; member of the Compensation Committee and the Nominating Committee

Executive Officers

Walter E. Schoenfeld
Chairman of the Board

Gary H. Schoenfeld
President and Chief Executive Officer

Stephen M. Murray
Senior Vice President and Chief Marketing Officer

Arthur I. Carver
Senior Vice President — Global Operations

Andrew J. Greenebaum
Senior Vice President and Chief Financial Officer

Robert L. Nagel
Senior Vice President — Sales and Apparel

Jay E. Wilson
Vice President — Global Marketing

Steve J. Van Doren
Vice President — Promotions and Events

Craig E. Gosselin
Vice President, General Counsel and Corporate Secretary

Joseph D. Giles
Vice President and Chief Information Officer

Chris D. Strain
Vice President — Marketing

Dana M. Guidice
Vice President — Product Development

Donald C. Petersen
Vice President — Global Operations

Scott J. Blechman
Vice President — Finance and Planning

Howard A. Kreitzman
Vice President — General Merchandise Manager

Kevin D. Bailey
Vice President — Retail Store Operations

Corporate Offices

Vans, Inc.
15700 Shoemaker Avenue
Santa Fe Springs, California 90670-5515
562/565-8267

Website

www.vans.com

Independent Auditors

KPMG LLP
Plaza Tower
600 Anton Boulevard
Suite 700
Costa Mesa, California 92626

Principal Outside Counsel

Zimmerman, Koomer, Connolly & Finkel LLP
1900 Avenue of the Stars
25th Floor
Los Angeles, CA 90067

Transfer Agent

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield, New Jersey 07660
http://www.melloninvestor.com

Publications Available

The Company's Annual Report on Form 10-K for the Fiscal year ended May 31, 2002 (excluding exhibits) and Quarterly Reports on Form 10-Q (excluding Exhibits) are available without charge, by writing to:

Craig E. Gosselin
Vice President, General Counsel, and Corporate Secretary
Vans, Inc.
15700 Shoemaker Avenue
Santa Fe Springs, California 90670-5515

Annual Meeting

Tuesday, October 29, 2002, 10:00 a.m. at the Sheraton Cerritos Hotel, 12725 Center Court Drive, Cerritos, California

Vans, the Vans logo, Off the Wall and other Vans trademarks are registered and common law trademarks of Vans, Inc.

This report contains or references the trademarks or service marks of other companies.

VANS, INC.
15700 SHOEMAKER AVE.
SANTA FE SPRINGS, CA 90670-5515
PH (562) 565-8267
FX (562) 565-8406
www.vans.com